                                                    Filed Pursuant to Rule 424B5
                                                      Registration No. 333-62958

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT DELIVER THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT OFFERS TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 11, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 2, 2001)
                              $

                                NRG ENERGY, INC.
          $                          % SENIOR NOTES DUE
[NRG LOGO]$                          % SENIOR NOTES DUE
                            ------------------------

     The notes due           will bear interest at the rate of      % per year,
and the notes due           will bear interest at the rate of      % per year.
Interest on the notes is payable on             and             of each year,
beginning on             ,      . The      % notes will mature on             ,
     , and the      % notes will mature on             ,      . We may redeem
some or all of the notes of each series at any time. The redemption prices are discussed under the caption "Description of Notes -- Optional Redemption."

     The notes will be senior obligations of ours and will rank equally with all of our existing and future unsecured senior indebtedness.
                            ------------------------

      INVESTING IN THE NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

                              PER SENIOR NOTE DUE          TOTAL          PER SENIOR NOTE DUE          TOTAL
                            ------------------------    ------------    ------------------------    ------------
Public Offering Price(1)                  %             $                             %             $
Underwriting Discount                     %             $                             %             $
Proceeds to NRG Energy,
  Inc. (before expenses)                  %             $                             %             $

-------------------------

(1) Plus accrued interest from July   , 2001, if settlement occurs after that
    date.
                            ------------------------

     The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes to purchasers, in book-entry form only
through The Depository Trust Company, on or about July   , 2001.
                            ------------------------

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN

                                  Co-Managers

ABN AMRO INCORPORATED
             BARCLAYS CAPITAL
                          TD SECURITIES
                                       TOKYO-MITSUBISHI INTERNATIONAL PLC
                                                WILLIAMS CAPITAL GROUP, L.P.
July   , 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT CONTAINING THE INFORMATION.

                                ---------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary...............................     S-1
Risk Factors................................................    S-12
Use of Proceeds.............................................    S-13
Description of Notes........................................    S-14
Underwriting................................................    S-16
Legal Matters...............................................    S-17

PROSPECTUS
About this Prospectus.......................................       1
Where You Can Find More Information.........................       1
Incorporation of Certain Documents by Reference.............       1
Forward-Looking Statements..................................       2
Risk Factors................................................       4
The Company.................................................      15
Use of Proceeds.............................................      16
Earnings to Fixed Charges Ratio.............................      16
Description of Debt Securities..............................      16
Description of Stock........................................      25
Description of Warrants.....................................      29
Description of Depositary Shares............................      30
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................      33
Plan of Distribution........................................      33
Legal Matters...............................................      34
Experts.....................................................      34

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     Unless we have indicated otherwise, references in this prospectus supplement and the accompanying prospectus to "NRG," "we," "us" and "our" or similar terms are to NRG Energy, Inc. and its consolidated subsidiaries.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                NRG ENERGY, INC.

     NRG Energy, Inc. is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. We own all or a portion of 73 generation projects, including projects under construction, that have a total generating capacity of 34,776 megawatts ("MW"); our current net ownership interest in those projects is 21,612 MW, of which 17,174 MW are located in the United States. In addition, we are actively pursuing the acquisition and development of additional generation projects.

     As the following table illustrates, we have grown significantly during recent years, primarily as a result of our success in acquiring domestic power generation facilities:

                                       YEAR ENDED DECEMBER 31,
                               ---------------------------------------   COMPOUND ANNUAL
                                1997      1998       1999       2000       GROWTH RATE
                               -------   -------   --------   --------   ---------------
Net Ownership Interest (in MW
  at end of period, including
  projects under
  construction)..............    2,637     3,300     10,990     15,007          78.5%
Operating Income (in
  thousands).................  $18,109   $57,012   $109,520   $573,073         216.3%
EBITDA (in thousands)(1).....  $39,790   $82,711   $161,516   $692,548         159.2%
Net Income (in thousands)....  $21,982   $41,732   $ 57,195   $182,935         102.7%

---------------

(1) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.

     We intend to continue our growth through a combination of targeted acquisitions in selected core markets, the expansion or repowering of existing facilities and the development of new greenfield projects. We have signed agreements to acquire an additional 4,268 MW of net ownership interest in existing generation projects and have scheduled expansion, repowering or greenfield generation projects that would add 12,392 MW of net ownership interest. To prepare for these expansion, repowering and greenfield development opportunities, we have agreed to purchase 22 turbine generators from General Electric Company and two turbine generators from Siemens Westinghouse over a five-year period commencing in 2002. These new turbines, which we expect to install at domestic facilities, will have a combined nominal generating capacity of approximately 4,640 MW. In addition, we have on order three General Electric turbines with a combined nominal capacity of approximately 740 MW scheduled for delivery in January 2002, which we expect to install in facilities outside of the United States. We have also acquired the right to purchase an additional 24 General Electric turbines and an additional three Siemens Westinghouse turbines through our acquisition of assets from LS Power, LLC. These turbines have a combined nominal generating capacity of approximately 4,306 MW. All but 1,993 MW of the turbines we have on order have been allocated to our current, identified expansion, repowering or greenfield development projects.

     We have also expanded our power marketing activities, which allow us to optimize the value of our power generation assets and enable us to better meet our customers' energy requirements. By linking our power generation capabilities and access to fuel supplies with our power marketing and risk management expertise, we believe that we can secure favorable pricing for our fuel purchases and power sales.

     In addition to our power generation projects and power marketing activities, we also have interests in district heating and cooling systems and steam transmission operations. We also believe we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity.

     We were established in 1989 and are a majority-owned subsidiary of Xcel Energy Inc. Our headquarters and principal executive offices are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402-3265.

                                    STRATEGY

     Our vision is to be a well-positioned, top three generator of power in selected core markets. Central to this vision is the pursuit of a well-balanced generation business that is diversified in terms of geographic location, fuel type and dispatch level. Currently, approximately 79% of our net generation capacity is located in the United States in five core markets: our Northeast, South Central and West Coast regions, and our recently added North Central and Mid-Atlantic regions. With our diversified asset base, we seek to have generating capacity available to back up any given facility during its outages, whether planned or unplanned, while having ample resources to take advantage of peak power market price opportunities and periods of constrained availability of generating capacity, fuels and transmission.

     The following charts illustrate our diversity in terms of net MW currently in operation or under construction:

                              Geographic Location

U.S.                                                     EUROPE                     AUSTRALIA                     OTHER
----                                                     ------                     ---------                     -----
79                                                        9.00                        10.00                       2.00

                               Primary Fuel Type

COAL                                                       GAS                         OIL                        OTHER
----                                                       ---                         ---                        -----
34                                                        43.00                       21.00                       2.00

                                 Dispatch Level

BASE-LOAD                                                                 PEAKING                          INTERMEDIATE
---------                                                                 -------                          ------------
41                                                                         28.00                              31.00

     Our strategy is to capitalize on our acquisition, development and operating skills to build a balanced, global portfolio of power generation assets. We intend to implement this strategy by continuing an aggressive acquisition program and accelerating our development of existing site expansion projects and greenfield projects. We believe that our operational skills and experience give us a strong competitive position in the unregulated generation marketplace.

     Domestic. The table that follows summarizes our domestic power generation operations in our core markets and our pending acquisitions, and planned greenfield and expansion projects.

                                                                                                    TOTAL        OUR NET
                                                                                                   CAPACITY     OWNERSHIP
UNITED STATES REGIONS                                 STATES OF OPERATION        PRIMARY FUELS       (MW)     INTEREST (MW)
---------------------                              --------------------------  -----------------   --------   -------------
Existing
  Northeast(1)...................................     Connecticut, Maine,      Gas, Coal and Oil     7,529        7,106
                                                   Massachusetts, New Jersey
                                                          and New York
  South Central..................................  Louisiana, Oklahoma, Texas    Gas and Coal        5,154        4,005
                                                        and Mississippi
  West Coast.....................................          California            Gas and Coal        3,078        1,551
  North Central..................................           Illinois                  Gas            3,326        3,151
  Mid-Atlantic...................................                                                    4,482        1,187
                                                     Delaware, Maryland and      Coal and Oil       ------    ---------
                                                          Pennsylvania
    Total Existing Domestic(2)...................                                                   23,569       17,000
                                                                                                    ------    ---------
                                                                                                    ------    ---------
Pending and Planned Projects
                                                                                                     2,196        2,196
                                                          Connecticut          Gas, Oil and Coal
  Northeast......................................
                                                                                                     3,849        3,494
                                                   Texas, Louisiana, Florida          Gas
  South Central..................................       and Mississippi
                                                                                                     1,216          608
                                                           California          Coal, Oil and Gas
  West Coast.....................................
                                                                                                     2,779        2,779
                                                     Illinois and Missouri            Gas
  North Central..................................
  Mid-Atlantic(3)................................                                                      686          794
                                                        Pennsylvania and       Coal, Oil and Gas    ------    ---------
                                                           New Jersey
    Total Pending and Planned Domestic...........                                                   10,726        9,871
                                                                                                    ------    ---------
                                                                                                    ------    ---------

---------------
(1) Includes the Kingston project in Ontario, Canada (27 MW net ownership interest).

(2) Excludes domestic assets held by NEO Corporation and the Energy Investor Fund (108 MW net ownership interest).

(3) Net ownership interest figure is greater than total capacity figure because we are acquiring additional fractional interests in two stations that are already included in the total capacity figure set forth in the "Existing" table above.

     International. We are presently focusing our international development and acquisition activities in Europe, Australia/Asia Pacific and Latin America. In the future, we will consider other areas that are consistent with our strategy. The table that follows describes our existing and pending international power generation operations.

                                                                                                     TOTAL       OUR NET
                                                                                                    CAPACITY    OWNERSHIP
GLOBAL MARKETS                                       COUNTRIES OF OPERATION      PRIMARY FUELS        (MW)     INTEREST(MW)
--------------                                       -----------------------   ------------------   --------   ------------
Existing
  Australia/Asia Pacific...........................         Australia          Coal, Landfill Gas    5,837        2,080
                                                                                  and Methane
  Europe...........................................      Czech Republic,          Gas and Coal       3,036        1,853
                                                      Germany, Hungary and
                                                         United Kingdom
  Latin America....................................                                                  1,323          478
                                                       Bolivia, Brazil and     Hydro, Gas, Coal,    ------     --------
                                                         certain passive       Oil and Geothermal
                                                           investments
    Total Existing International...................                                                 10,196        4,411
                                                                                                    ------     --------
                                                                                                    ------     --------
Pending
                                                                                                     3,596        1,827
                                                       Estonia and Turkey      Oil Shale and Coal
  Europe...........................................
                                                                                                     1,260          650
                                                        Taiwan and India              Gas
  Australia/Asia Pacific...........................
  Latin America....................................                                                    851          833
                                                              Peru               Hydro and Oil      ------     --------
    Total Pending International....................                                                  5,707        3,310
                                                                                                    ------     --------
                                                                                                    ------     --------

     Power Marketing and Fuel Procurement. Our energy marketing subsidiary, NRG Power Marketing, Inc., began operations in 1998 to maximize the utilization of and return from our domestic generation assets and to mitigate the risks associated with those assets. This subsidiary markets energy and energy related commodities, including electricity, natural gas, oil, coal and emission allowances. By using internal resources to acquire fuel for and to market electricity generated by our domestic facilities, we believe we can secure the best pricing available in the markets in which we sell power and enhance our ability to compete. We generally attempt to balance our fixed-price physical and financial purchase and sale commitments in terms of contract volumes and the timing of performance and delivery obligations; however, we do take uncovered market positions within guidelines established by the Board of Directors of NRG Power Marketing.

                              RECENT DEVELOPMENTS

RECENT AND PENDING ACQUISITIONS, GREENFIELD PROJECTS AND EXPANSION PROJECTS

  Completed

     Audrain. In June 2001, we purchased an approximately 640 MW natural gas-fired power plant in Audrain County, Missouri from Duke Energy North America LLC. Operation of the Audrain facility has been suspended due to problems with the plant's transformers. The transformers are currently under repair and we expect that commercial operation of the plant will resume in the third quarter of 2001. The transformers are under warranty from the manufacturer.

     Brazos Valley. In June 2001, we closed on the construction financing for a 633 MW gas-fired power plant in Fort Bend County, Texas that we will build, operate and manage. At the time of the closing, we also became the 100% owner of the project by purchasing STEAG Power LLC's 50% interest in the project. We estimate that our investment in the project will total approximately $170 million. We expect the project to begin commercial operation in February 2003.

     Conectiv. In June 2001, we purchased 1,081 MW of interests in power generation plants from a subsidiary of Conectiv for approximately $643 million. We acquired a 100% interest in the 784 MW coal-fired Indian River Generating Station located near Millsboro, Delaware and in the 170 MW oil-fired Vienna Generating Station located in Vienna, Maryland. In addition, we acquired 64 MW of the 1,711 MW coal-fired Conemaugh Generating Station located approximately 60 miles east of Pittsburgh, Pennsylvania and 63 MW of the 1,711 MW coal-fired Keystone Generating Station located approximately 50 miles east of Pittsburgh, Pennsylvania.

     PowerGen. In June 2001, we purchased a 389 MW gas-fired power plant and a 116 MW thermal power plant, both of which are located on Csepel Island in Budapest, Hungary, from PowerGen. In April 2001, we also purchased from PowerGen its interest in Saale Energie GmbH and its 33.3% interest in MIBRAG BV. By acquiring PowerGen's interest in Saale Energie, we increased our ownership interest in the 960 MW coal-fired Schkopau power station located near Halle, Germany from 200 MW to 400 MW. By acquiring PowerGen's interest in MIBRAG, an integrated energy business in eastern Germany consisting primarily of two lignite mines and three power stations, we increased our ownership of MIBRAG from 33.3% to 66.7%; however, MIBRAG is in the process of buying back the shares we acquired from PowerGen, which will result in The Washington Group International, Inc., MIBRAG's other shareholder, and us each owning 50% of MIBRAG. We paid a total of approximately $190 million to PowerGen for all of these interests.

     Big Cajun I Expansion Project. In June 2001, we completed an approximately 240 MW expansion project at the site of our Big Cajun I facility in New Roads, Louisiana. The expansion project cost approximately $69 million.

  Pending

     Conectiv. In June 2001, we extended purchase agreements that we entered into with a subsidiary of Conectiv to acquire 794 MW of coal and oil-fired electric generating capacity and other assets in New Jersey and Pennsylvania, including an additional 66 MW of the Conemaugh Generating Station and an additional 42 MW of the Keystone Generating Station. We will pay approximately
$     million for the assets. We expect the acquisition to close in the third quarter of 2001 following approval of the New Jersey Board of Public Utilities.

     Indeck. In May 2001, we signed a purchase agreement to acquire an approximately 2,255 MW portfolio of operating projects and projects in advanced development, including projects that we intend to develop, that are located in Illinois and upstate New York from Indeck Energy Services, Inc. Approximately 402 MW are currently in operation, and we expect that an additional $1.3 billion will be required to complete construction of the projects in advanced development. In addition, we are obligated to loan to Indeck the funds needed to service payments on turbine orders for the plants prior to close, up to approximately $93 million, with the loan secured by the equipment and the equipment contracts. If the transaction does not close, Indeck has six months to repay the outstanding balance at an annual rate of

9.5%. The outstanding loan balance will be offset against the purchase price at closing. We expect the acquisition to close in the third quarter of 2001.

     Narva Power. In August 2000, we signed a Heads of Terms Agreement with Eesti Energia, the Estonian state-owned electric utility, providing for the purchase by us for approximately $65.5 million of a 49% stake in Narva Power, the owner and operator of the oil shale-fired Eesti and Balti power plants, located near Narva, Estonia. The plants have a combined capacity of approximately 2,700 MW. We are working to close the acquisition in the third quarter of 2001.

     Bridgeport Harbor and New Haven Harbor. In December 2000, we signed asset purchase agreements to acquire the 585 MW coal-fired Bridgeport Harbor Station and the 466 MW oil and gas-fired New Haven Harbor Station in Connecticut for approximately $325 million. Our closing of this acquisition has been delayed as we address certain market power issues raised by federal and state regulatory authorities. We have submitted information to the Department of Justice, FERC and the Attorney General of the State of Connecticut, and we are involved in ongoing discussions to resolve these issues. We currently expect the acquisition to close in the third quarter of 2001.

     Meriden. In December 2000, we signed a purchase agreement to acquire a 540 MW natural gas-fired generation facility being developed in Meriden, Connecticut, for a purchase price of approximately $25 million. We expect to close the acquisition in the third quarter of 2001. We estimate costs of approximately $384 million to complete construction of the plant, which has a planned commercial operation date of June 2003.

     McClain. In May 2001, we signed a purchase agreement to acquire Duke Energy's 77% interest in the McClain Energy Generating Facility located near Oklahoma City, Oklahoma for approximately $283 million. The McClain facility is in the final stage of construction and will be an approximately 500 MW natural-gas fired plant. The plant is expected to begin commercial operation during the third quarter of 2001, and we expect to close the acquisition in the third quarter of 2001. The Oklahoma Municipal Power Authority owns the remaining 23% interest.

CALIFORNIA

     We own approximately 1,569 MW of net generating capacity in California, which represented approximately 11% of our net MW of operating projects and projects under construction as of December 31, 2000. Due to the acquisition and construction of projects outside of California, we expect that by December 31, 2001 this percentage will decrease to approximately 7% of our net MW of operating projects and projects under construction. Net income from our California assets represented approximately 33% of our net income in 2000 and approximately 16% of our net income for the first three months of 2001. Due both to the acquisition and construction of projects outside of California and to an expected decrease in earnings from our California assets, we expect the percentage as of December 31, 2000 to decrease in 2001.

     Our California generation assets consist primarily of our interests in the Crockett and Mt. Poso facilities and a 50% interest in West Coast Power LLC, formed in 1999 with Dynegy Inc. The West Coast Power facilities sold uncommitted power through the California Power Exchange ("PX") and the California Independent System Operator ("ISO") to Pacific Gas and Electric Company ("PG&E"), Southern California Edison Company ("SCE"), and San Diego Gas and Electric Company ("SDG&E"), the three major California investor-owned utilities. Currently, the West Coast Power facilities sell uncommitted power through the California ISO to the California Department of Water Resources (the "CDWR"). Crockett, Mt. Poso and certain of our other California facilities also sell directly to PG&E, SCE and SDG&E.

     The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations on the rates that PG&E and SCE may charge their retail customers caused both PG&E and SCE to default in their payments to the California PX, the California

ISO and other suppliers, including us. In March 2001, the California PX filed for bankruptcy under Chapter 11 of the Bankruptcy Code, and in April 2001, PG&E filed for bankruptcy under Chapter 11 of the Bankruptcy Code.

     In March 2001, certain affiliates of West Coast Power entered into a four-year contract with the CDWR pursuant to which the affiliates agreed to sell up to 1,000 MW to the CDWR for the remainder of 2001 and up to 2,300 MW from January 1, 2002 through December 31, 2004, any of which may be resold by the CDWR to utilities such as SCE, PG&E and SDG&E. The ability of the CDWR to make future payments is subject to the CDWR having a continued source of funding, whether from legislative or other emergency appropriations, from a bond issuance or from amounts collected from SCE, PG&E and SDG&E for deliveries to their customers. As a result of the present situation in California, all of our interests in California are exposed to the heightened risk of delayed payments and/or non-payment regardless of whether the sales are made directly to PG&E, SCE or SDG&E or to the California ISO or the CDWR.

     Our share of the net amounts owed to our California affiliates by the California PX, the California ISO, and the three major California utilities totaled approximately $232 million as of May 31, 2001, based upon unaudited financial information provided to us by such affiliates. This amount reflects our share of (a) total amounts owed to our California affiliates of $374 million, less (b) amounts that are currently treated as "disputed revenues" and are not recorded as accounts receivable in the financial statements of our California affiliates, and reserves taken against accounts receivable that have been recorded in such financial statements, both of which together totaled $142 million. We believe that we will ultimately collect in full the net amount of $232 million owed to our California affiliates; however, if some form of financial relief or support is not provided to PG&E and SCE, the collectibility of this amount will become more questionable in terms of both timing and amount. With respect to disputed revenues, these amounts relate to billing disputes arising in the ordinary course of business and to disputes that have arisen as a result of the California ISO and the Federal Energy Regulatory Commission ("FERC") imposing various revenue caps on the wholesale price of electricity. None of these disputed revenues will be recorded until the particular issue that caused them to be excluded from the financial statements is resolved. Since the date of the PG&E bankruptcy filing, PG&E has been paying our Crockett and Mt. Poso affiliates on a current basis.

     Various legislative, regulatory and legal remedies to the liquidity crisis faced by PG&E and SCE have been implemented or are being pursued. Assembly Bill 1X, which authorizes the CDWR to enter into contracts for the purchase of electric power through January 1, 2003 and to issue revenue bonds to fund such purchases, was signed into law by the Governor of California in February 2001. In May 2001, the Governor of California signed Senate Bill 31X, which authorizes the issuance of $13.4 billion in revenue bonds for the costs incurred by the CDWR for the purchase and delivery of power for customers of PG&E, SCE and SDG&E. The bonds will repay $6.7 billion to the State of California's general fund for power purchases since January 2001 and will finance future power purchases, including those made by the CDWR. In addition, in March, the California Public Utilities Commission ("PUC") approved an approximately 40% increase in the energy component of the retail electric rates paid by certain California rate payers. This increase is in addition to the 9% increase approved in January 2001 and a 10% increase expected to take effect next year.

     The delayed collection of receivables owed to West Coast Power resulted in a covenant default under its credit agreement. West Coast Power has entered into a forbearance agreement with its lenders in connection with such covenant default. In addition, our Crockett affiliate was recently notified by its lenders that it has incurred a covenant default under its loan agreement. As a result, we have reclassified the long-term portion of the Crockett debt to current. Defaults under the Crockett and West Coast Power credit agreements do not trigger defaults under any of our corporate-level financing debt securities or borrowing arrangements.

     FERC has jurisdiction over sales for resale of electricity in the California wholesale power markets. In March 2001, FERC issued orders that presumptively approved prices up to $273/MWh during January

2001 and $430/MWh during February 2001. The orders direct electricity suppliers either to refund a portion of their January and February sales or justify prices charged above these approved prices. The orders, if finalized, could require West Coast Power to refund approximately $45 million in revenues from January and February, of which our share would be approximately $22.5 million. Dynegy Power Marketing, Inc., as the power marketer for West Coast Power, has submitted information to justify each component of the prices it charged that were in excess of the presumptively approved prices.

     On June 19, 2001, FERC issued an order establishing a maximum pricing methodology for spot markets in California and throughout the Western Systems Coordinating Council ("WSCC") region at times when reserves fall below 7% in California. The maximum prices for sales in the WSCC spot markets during those hours, called the "market clearing price," is derived from the costs of the least efficient provider based in California and selling through the California ISO. At all other times, this order establishes a maximum price equal to 85% of the last market clearing price. This maximum price program will terminate on September 30, 2002. This order expands on a previous FERC order issued April 26, 2001.

     In its June order, FERC also mandated settlement negotiations among sellers and buyers in the California ISO markets in respect of the settlement of past accounts, refund issues related to periods after October 2, 2000 and the structuring of future arrangements for meeting California's energy requirements. The settlement talks, in which we participated, were overseen by Administrative Law Judge Curtis Wagner and concluded without reaching a resolution on July 9, 2001. Accordingly, Judge Wagner is expected to make a recommendation to FERC on such a resolution by July 16, 2001. Judge Wagner announced that he will recommend that FERC hold a full evidentiary hearing to review his proposals before reaching any decision. At this early point in the proceedings, we cannot predict what action FERC will take on any of the issues presented, including any refunds sought from the generators. We note, however, that Judge Wagner stated during the hearings that the $8.9 billion in refunds sought by the State of California was unsupported, and he indicated that an appropriate level of refunds was unlikely to be more than $1 billion for all sellers into the ISO and PX spot markets.

     The energy crisis in California has also resulted in the enactment of legislation in Nevada that prohibits the sale by Nevada Power Company of its Reid Gardner and Clark generating stations, located in Nevada, until July 2003. In November 2000, we and our partner Dynegy Inc. had executed asset purchase agreements with Nevada Power, a subsidiary of Sierra Pacific Resources, to acquire these stations. Additionally, the California legislature has enacted legislation which prohibits the sale of Sierra Pacific's North Valmy generating station, also located in Nevada, until 2006. In October 2000, we had signed an asset purchase agreement to acquire Sierra Pacific's 50% interest in the North Valmy station. Due to the probability that we will be unable to close these acquisitions in the near future, we no longer include the North Valmy, Reid Gardner and Clark stations in the totals we give of MWs subject to signed acquisition agreements; however, we continue to discuss with Sierra Pacific possible responses to this legislation.

RECENT FINANCING FACILITIES

  Bridge Loan

     In June 2001, we entered into a $600 million term loan facility with Credit Suisse First Boston as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citicorp USA, Inc. as co-syndication agents, and various lenders. The facility is unsecured and provides for borrowings of base rate loans and Eurocurrency loans. The facility terminates on June 21, 2002. The facility contains covenants that restrict our incurrence of liens and require us to maintain a net worth of at least $1.5 billion plus 25% of our net income from July 1, 2001 through the date of any determination thereof. In addition, we must maintain a debt to capitalization ratio of not more than 0.68 to 1.0 for any quarter or not more than 0.72 to 1.0 for any consecutive two months in any six month period. An event of default under our existing corporate-level revolving credit agreement is also an event of default under this facility. As of June 30, 2001, the aggregate amount outstanding under this facility was $600 million.

  Construction Revolver

     In May 2001, our wholly-owned subsidiary, NRG Finance Company I LLC, entered into a $2 billion revolving credit facility with Credit Suisse First Boston, acting through its New York Branch, as administrative agent, and various lenders. The facility will be used to finance the acquisition, development and construction of power generating plants located in the United States and to finance the acquisition of turbines for such facilities. The facility provides for borrowings of base rate loans and Eurocurrency loans and is secured by mortgages and security agreements in respect of the assets of the projects financed under the facility, pledges of the equity interests in the subsidiaries or affiliates of the borrower that own such projects, and by guaranties from each such subsidiary or affiliate. Provided that certain conditions are met that assure the lenders that sufficient security remains for the remaining outstanding loans, the borrower may repay loans relating to one project and have the liens relating to that project released. Loans that have been repaid may be reborrowed, as permitted by the terms of the facility. The facility terminates on May 8, 2006. The facility is non-recourse to us other than our obligation to contribute equity at certain times in respect of projects and turbines financed under the facility. Moreover, in the case where an affiliate (rather than a subsidiary) of the borrower owns a project, if the lenders enforce such affiliate's guaranty and the amount realized by such enforcement is reduced due to a fraudulent conveyance claim, we would be liable to pay the lenders the amount of such reduction. As of June 30, 2001, the aggregate amount outstanding under this facility was $104 million.

                                  THE OFFERING

Securities Offered............   $               principal amount of      %
                                 Senior Notes due      .
                                 $               principal amount of      %
                                 Senior Notes due      .

Maturity Date.................        % Senior Notes due
                                      % Senior Notes due

Interest Payment Dates........             and           , commencing
                                                     .

Ranking.......................   The notes will be senior unsecured obligations
                                 and will rank equally with all of our existing and future senior unsecured indebtedness. All existing and future liabilities of our subsidiaries and project affiliates will be effectively senior to the notes.

Ratings.......................   Each series of notes is expected to be assigned
                                 a rating of "BBB-" by Standard & Poor's Ratings
                                 Group and "Baa3" by Moody's Investors Service,
                                 Inc.

Optional Redemption...........   We may redeem some or all of the notes of
                                 either series at any time at the redemption prices described in "Description of Notes
                                 -- Optional Redemption".

Sinking Fund..................   None.

Change of Control.............   Upon a "Change of Control" (as defined in
                                 "Description of Debt Securities -- Change of
                                 Control" in the accompanying prospectus), a holder of notes may require us to repurchase that holder's notes, in whole or in part, at 101% of the principal amount of those notes, plus accrued interest. A Change of Control will not be deemed to have occurred with respect to a series of notes if, after giving effect thereto, those notes are rated "BBB-" or better by Standard & Poor's Ratings Group and "Baa3" or better by Moody's Investors Service, Inc.

Use of Proceeds...............   The net proceeds from the sale of both series
                                 of notes are estimated to be approximately
                                 $     million. The net proceeds of this
                                 offering will be used for repayment of
                                 short-term indebtedness incurred to fund acquisitions, for investments and general corporate purposes and to provide capital for planned acquisitions.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical financial data set forth below as of December 31, 1998, 1999 and 2000, and for the years then ended have been derived from our audited consolidated financial statements. All dollar amounts are set forth in thousands.

                                                                                THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 MARCH 31,
                                      -------------------------------------   -----------------------
                                         1998         1999         2000          2000         2001
                                      ----------   ----------   -----------   ----------   ----------
CONSOLIDATED STATEMENTS OF INCOME
  DATA:
Revenues from majority-owned
  operations........................  $  100,424   $  432,518   $ 2,018,622   $  332,671   $  624,262
Equity (loss) in earnings of
  unconsolidated affiliates.........      81,706       67,500       139,364       (9,644)      18,904
                                      ----------   ----------   -----------   ----------   ----------
Total operating revenues and equity
  earnings..........................     182,130      500,018     2,157,986      323,027      643,166
Operating costs and expenses........    (125,118)    (390,498)   (1,584,913)    (260,090)    (516,142)
                                      ----------   ----------   -----------   ----------   ----------
Operating income....................      57,012      109,520       573,073       62,937      127,024
Other income (expense)(1)...........       9,379       14,970        (3,478)        (267)          23
Interest expense....................     (50,313)     (93,376)     (293,922)     (52,317)     (86,992)
Income tax benefit (expense)(2).....      25,654       26,081       (92,738)      (1,607)      (4,877)
                                      ----------   ----------   -----------   ----------   ----------
Net income..........................  $   41,732   $   57,195   $   182,935   $    8,746   $   35,178
                                      ----------   ----------   -----------   ----------   ----------

                                                               AS OF MARCH 31, 2001
                                                --------------------------------------------------
                                                  ACTUAL     ADJUSTMENTS(3)   AS ADJUSTED     %
                                                ----------   --------------   -----------   ------
CAPITALIZATION DATA:
Cash and cash equivalents.....................  $  126,588     $  723,000     $  849,588        --
                                                ==========     ==========     ==========    ======
Current portion of long-term debt.............     375,803             --        375,803      5.0%
Short-term debt:
  Non-recourse(4).............................      40,000             --         40,000      0.5%
  Recourse(5).................................     467,000       (467,000)            --        --
Long-term debt:
  Non-recourse(4).............................   2,233,792             --      2,233,792     29.6%
  Recourse(5).................................   1,491,523      1,190,000      2,681,523     35.5%
  Senior debentures (NRG Equity Units)........     283,500             --        283,500      3.8%
Total stockholders' equity....................   1,930,390             --      1,930,390     25.6%
                                                ----------     ----------     ----------    ------
     Total capitalization.....................  $6,822,008     $  723,000     $7,545,008    100.0%
                                                ==========     ==========     ==========    ======

                                                AS OF DECEMBER 31,                 AS OF MARCH 31,
                                       -------------------------------------   -----------------------
                                          1998         1999         2000          2000         2001
                                       ----------   ----------   -----------   ----------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Net property, plant and equipment....  $  204,729   $1,975,403   $4,041,668    $3,669,654   $5,322,764
Net equity investments in projects...     800,924      932,591      973,261       893,303      909,236
Total assets.........................   1,293,426    3,431,684    5,978,992     5,293,808    7,655,473
Long-term recourse debt, including
  current maturities.................     505,550      915,000    1,503,896     1,169,608    1,775,023
Long-term non-recourse debt,
  including current maturities.......     120,926    1,056,860    2,293,422     2,325,677    2,609,595
Stockholders' equity.................     579,332      893,654    1,462,088       872,120    1,930,390

                                                                                    AS OF AND FOR THE THREE
                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,     MONTHS ENDED MARCH 31,
                                     -------------------------------------------    -----------------------
                                         1998           1999           2000            2000         2001
                                     ------------   ------------   -------------    ----------   ----------
OTHER DATA:
Power generating capacity (MW),
  net..............................        3,300         10,990          15,007         13,664       18,380
Consolidated EBITDA(6).............   $   82,711     $  161,516     $   692,548     $   82,657   $  165,139
Total debt to total capitalization
  ratio............................         52.0%          72.4%           72.2%          82.5%        71.7%
Ratio of recourse debt to recourse
  debt and equity..................         46.6%          58.4%           50.8%          67.0%        53.7%
Consolidated interest expense
  coverage ratio(7)................        1.64x          1.72x           2.36x          1.58x        1.90x
Ratio of earnings to fixed
  charges(8)(9)....................           --          1.04x           1.77x          1.52x        1.24x

---------------
(1) Includes pretax charges of $26.7 million, $0 and $3.9 million in the years 1998, 1999 and 2000, respectively, and $0 and $2.8 million for the three months ended March 31, 2000 and 2001, respectively, to write-down the carrying value of certain energy projects. These amounts also include the gain on sale of our interest in projects of $30.0 million in 1998, $15.5 million in 1999 and $1.8 million in 2000.

(2) We have been included in the consolidated federal income tax and state franchise tax returns of Xcel Energy. We have calculated our tax position on a separate company basis under a tax sharing agreement with Xcel Energy and received payment from Xcel Energy for tax benefits and paid Xcel Energy for tax liabilities. Although this practice will not continue in the future, we do not expect that this will have a material adverse effect on our earnings.

(3) Adjustments for the current offering and the issuance of $690 million of senior notes in April 2001 and the application of the proceeds from the offerings.

(4) Non-recourse debt is indebtedness incurred by a subsidiary for which there is no recourse to NRG.

(5) Recourse debt is a direct corporate-level obligation of NRG.

(6) EBITDA is the sum of income (loss) before income taxes, interest expense (net of capitalized interest) and depreciation and amortization expense. EBITDA is a measure of financial performance not defined under generally accepted accounting principles, which you should not consider in isolation or as a substitute for net income, cash flows from operations or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because all companies and analysts do not calculate it in the same fashion.

(7) This coverage ratio equals EBITDA divided by interest expense.

(8) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes less undistributed equity in our share of operating earnings of unconsolidated affiliates less equity in gain from project termination settlements plus cash distributions from project termination settlements plus fixed charges. "Fixed charges" means interest expense plus interest capitalized plus amortization of debt issuance costs plus one-third of our annual rental expense, which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.

(9) Due primarily to undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million for the year ended December 31, 1998.

                                  RISK FACTORS

     Before purchasing the notes you should carefully consider the following risk factors as well as the other information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference in order to evaluate an investment in the notes.

THE RECENT POWER AND LIQUIDITY CRISES FACED BY THE UTILITIES IN CALIFORNIA POSE A NUMBER OF RISKS TO OUR BUSINESS.

     Please see the discussion under the heading "Prospectus Supplement Summary -- Recent Developments -- California" beginning on page S-5.

THERE IS NOT A PUBLIC MARKET FOR THE NOTES.

     The notes are new issues of securities, and we do not intend to list them on any securities exchange or apply for quotation through any inter-dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue any such market-making at any time. We cannot assure you as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the prices at which you would be able to sell your notes.

                                USE OF PROCEEDS

     The net proceeds from the sale of both series of notes, estimated to be
approximately $     million, will be used to repay all amounts outstanding under our revolving credit facility ($293 million at June 30, 2001) and for investments, other general corporate purposes and to provide capital for planned acquisitions. Amounts outstanding under our revolving credit facility, which matures on March 8, 2002, bear interest at a floating rate, which at June 30, 2001 was 5.43%. The indebtedness outstanding under this facility was incurred principally in connection with acquisitions and for general corporate purposes. Certain of the underwriters or their affiliates are lenders under this facility.

                              DESCRIPTION OF NOTES

     This section summarizes the specific financial and legal terms of the notes that are more generally described under "Description of Debt Securities" in the prospectus that is attached to the back of this prospectus supplement. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities" in the attached prospectus, the terms described here prevail.

     - TITLE:       % Senior Notes due      and      % Senior Notes due

     - TOTAL INITIAL PRINCIPAL AMOUNT BEING ISSUED:  $               of the
       Senior Notes due      and $               of the Senior Notes due      .
       We may issue additional notes of each series without the consent of the holders of the notes.

     - DUE DATES FOR PRINCIPAL:                 for the Senior Notes due
                      and                for the Senior Notes due

     - INTEREST RATES:       % per annum on the Senior Notes due      and      %
       per annum on the Senior Notes due

     - DATE INTEREST STARTS ACCRUING:

     - INTEREST DUE DATES:  Every           and           until maturity

     - FIRST INTEREST DUE DATE:

     - REGULAR RECORD DATES FOR INTEREST:  Every           and
       immediately preceding the applicable interest payment dates

     - FORM OF NOTES: The notes of each series will be issued as Global Notes, and may be issued in certificated form only in the limited situations described under "Description of Debt Securities -- Exchange of Book Entry Debt Securities for Certificated Debt Securities" in the attached prospectus.

     - NAME OF DEPOSITARY:  The Depository Trust Company ("DTC").

     - CHANGE OF CONTROL: Upon a Change of Control, a holder of notes of either series may require us to repurchase that holder's notes, in whole or in part, at 101% of the principal amount of those notes, plus accrued interest. A Change of Control will not be deemed to have occurred with respect to a series of notes if, after giving effect to it, those notes are rated "BBB-" or better by Standard & Poor's Ratings Group and "Baa3" or better by Moody's Investors Service, Inc.

     - OPTIONAL REDEMPTION: We may, at our option, redeem some or all of the notes of each series at any time. If we redeem the Senior Notes due
                      before                or the Senior Notes due
                      before                we must pay you whichever of the
       following two items is greater:

      - 100% of the principal amount of the notes to be redeemed.

      - a "make whole" amount, which will be calculated as described below.

      When we redeem the notes of either series, we must also pay all interest that has accrued to the redemption date on the redeemed notes. The redeemed notes of the applicable series will stop bearing interest on the redemption date unless and to the extent that we default in payment of the redemption price, even if the holder does not collect the total redemption price for such notes on that date.

     - CALCULATION OF MAKE WHOLE AMOUNT: The "make whole" amount for each series of notes will equal the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate
       equal to the Treasury Rate (as defined below) plus      basis points in
       the case of the Senior Notes due      and      basis points in the case
       of the Senior Notes due      .

      "REMAINING SCHEDULED PAYMENTS" means the remaining scheduled payments of the principal and interest on a note that would be due if the note were not redeemed. However, if the redemption date is not a scheduled interest payment date, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.

      "TREASURY RATE" means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price

      (as defined below) for the redemption date. The semiannual equivalent yield to maturity will be computed as of the third business day immediately preceding the redemption date.

      "COMPARABLE TREASURY ISSUE" means the United States Treasury security selected by Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc. or any of their respective affiliates as having a maturity comparable to the remaining term of the applicable series of notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt issues of comparable maturity to the remaining term of such series of notes.

      "COMPARABLE TREASURY PRICE" means the average of three Reference Treasury Dealer Quotations (as defined below) obtained by the trustee for the redemption date.

      "REFERENCE TREASURY DEALERS" means Banc of America Securities LLC and Deutsche Banc Alex. Brown Inc. (so long as they continue to be primary U.S. Government securities dealers) and any two other primary U.S. Government securities dealers chosen by us. If Banc of America Securities LLC or Deutsche Banc Alex. Brown Inc. ceases to be a primary U.S. Government securities dealer, we will appoint in its place another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

      "REFERENCE TREASURY DEALER QUOTATION" means the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by a Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

     - REDEMPTION NOTICE: We will give notice of a redemption to DTC at least 30 days (but not more than 60 days) before we redeem the notes of either series. If we redeem only some of the notes, of that series, DTC's practice is to choose by lot the amount to be redeemed from the notes held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any "Street Name" holders of any indirect interests in those notes according to arrangements among them; these notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice to anyone other than DTC.

     - SALE OF PROPERTIES OR ASSETS: Except for a sale of our assets substantially as an entirety, and other than assets we are required to sell to comply with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets (as defined below) computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the notes of either series offered hereby or debt ranking equally with the notes.

      "CONSOLIDATED NET TANGIBLE ASSETS" means, as of the date of any determination thereof, the total amount of all of our assets determined on a consolidated basis in accordance with generally accepted accounting principles ("GAAP") as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     - SINKING FUND:  There is no sinking fund.

     - DEFEASANCE: We may choose to terminate some of our obligations under either series of notes as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the attached prospectus.

     - TRUSTEE: We will issue the notes under an indenture, as supplemented, with The Bank of New York, as trustee, dated March 13, 2001.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated July , 2001, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of each series of notes set forth opposite the name of such underwriter:

                                                             PRINCIPAL AMOUNT OF      PRINCIPAL AMOUNT OF
NAME                                                          SENIOR NOTES DUE         SENIOR NOTES DUE
----                                                        ---------------------    ---------------------
Banc of America Securities LLC..........................        $                        $
Deutsche Banc Alex. Brown Inc...........................
ABN AMRO Incorporated...................................
Barclays Capital Inc....................................
TD Securities (USA) Inc.................................
Tokyo-Mitsubishi International plc......................
Williams Capital Group, L.P.............................
                    ....................................
     Total..............................................        $                        $
                                                                ============             ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the notes if they purchase any of the notes.

     The underwriters, for whom Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc., ABN AMRO Incorporated, Barclays Capital Inc., TD Securities
(USA) Inc., Tokyo-Mitsubishi International plc and Williams Capital Group, L.P. are acting as representatives, propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this supplement and some of the notes to certain dealers at the public offering
prices less a concession not in excess of      % of the principal amount of the
Senior Notes due      and      % of the principal amount of the Senior Notes due
     . The underwriters may allow, and such dealers may reallow, a discount not
in excess of      % of the principal amount of the notes of each series on sales to certain other dealers. After the initial offering of the notes to the public, the public offering price and such concessions may be changed by the representatives.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                                PAID BY THE COMPANY
                                                                -------------------
Per Senior Note due      ...................................                %
Per Senior Note due      ...................................

     In connection with the offering, the representatives of the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involves purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may cause the price of either series of notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     We estimate that our total expenses of this offering will be $150,000.

     The representatives have performed certain investment banking and advisory services on our behalf from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services on our behalf in the ordinary course of their business. A portion of the proceeds from the sale of the notes will be used to repay indebtedness owed to the underwriters or their affiliates. Accordingly, this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP has rendered an opinion which was filed as an exhibit to the registration statement with respect to the legality of the notes. Legal matters with respect to the notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Each of Gibson, Dunn & Crutcher LLP and Skadden, Arps, Slate, Meagher & Flom LLP have from time to time represented us, and may in the future from time to time represent us, in connection with various matters. See "Legal Matters" in the accompanying prospectus.

PROSPECTUS

                                 $2,000,000,000

                                   [NRG LOGO]

                                NRG ENERGY, INC.

                Debt Securities, Preferred Stock, Common Stock,
          Depositary Shares, Debt Warrants, Preferred Stock Warrants,
                Common Stock Warrants, Stock Purchase Contracts,
                   Stock Purchase Units and Hybrid Securities
                     Combining Features of these Securities

                           -------------------------

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

     Our common stock is listed on the New York Stock Exchange under the symbol "NRG."

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                           -------------------------

                  THE DATE OF THIS PROSPECTUS IS JULY 2, 2001

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information.

                           -------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About this Prospectus.......................................       1
Where You Can Find More Information.........................       1
Incorporation of Certain Documents by Reference.............       1
Forward-Looking Statements..................................       2
Risk Factors................................................       4
The Company.................................................      15
Use of Proceeds.............................................      16
Earnings to Fixed Charges Ratio.............................      16
Description of Debt Securities..............................      16
Description of Stock........................................      25
Description of Warrants.....................................      29
Description of Depositary Shares............................      30
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................      33
Plan of Distribution........................................      33
Legal Matters...............................................      34
Experts.....................................................      34

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer the securities described in this prospectus, either separately or in units, in one or more offerings with a total initial offering price of up to $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement to this prospectus. The prospectus supplement will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer you to under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference".

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these materials at the Securities and Exchange Commission's public reference rooms at the following locations:

Judiciary Plaza, Room 10024      Seven World Trade Center         Citicorp Center
450 Fifth Street, N.W.           Suite 1300                       500 West Madison Street
Washington, D.C. 20549           New York, New York 10048         Suite 1400
                                                                  Chicago, Illinois 60661

     You can also obtain copies of these materials from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Rooms of the Securities and Exchange Commission by calling (800) SEC-0330.

     Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's web site at http://www.sec.gov.

     You can also inspect our Securities and Exchange Commission filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our Securities and Exchange Commission filings at the New York Stock Exchange, you should call
(212) 656-5060.

     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the securities described in this prospectus. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and the securities described in this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus that we file with them separately. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference into this prospectus is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus or another document that is incorporated by reference into this prospectus after the date of this prospectus.

     This prospectus incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission and that are not separately included in or delivered with this prospectus. They contain important information about our company and its financial condition.

          1. Our Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2000;

          2. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;

          3. Our Current Reports on Form 8-K as filed with the Securities and Exchange Commission on April 3, 2001; April 10, 2001; and April 30, 2001; and

          4. The description of our common stock contained in the Registration Statement on Form 8-A filed on May 17, 2000.

     We incorporate by reference additional documents that we may file with the Securities and Exchange Commission after the date of this prospectus until the time that we sell all the securities described in this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than filings under Item 9), as well as proxy statements.

     You can obtain a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

                               Investor Relations
                                NRG Energy, Inc.
                        901 Marquette Avenue, Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 373-5300

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts," and similar terms. These statements represent our intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from such forward-looking statements. These factors include, among others:

     - Economic conditions including inflation rates and monetary or currency exchange rate fluctuations;

     - Trade, monetary, fiscal, taxation, and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

     - Customer business conditions including demand for their products or services and supply of labor and materials used in creating their products and services;

     - Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

     - Changes in the availability or cost of capital, including those resulting from changes in interest rates; market perceptions of the power generation industry, us or any of our subsidiaries, or security ratings;

     - Factors affecting power generation operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel or gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; environmental incidents; or electric transmission or gas pipeline system constraints;

     - Workforce factors including loss or retirement of key executives, collective bargaining agreements with union employees or work stoppages;

     - Volatility of energy prices in a deregulated market environment;

     - Increased competition in the power generation industry;

     - Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

     - Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

     - Factors associated with various investments including conditions of final legal closing, partnership actions, competition, operating risks, dependence on certain suppliers and customers, domestic and foreign environmental and energy regulations;

     - Changes in government regulations or the implementation of government regulations, including pending changes within or outside of California as a result of the California energy crisis, which could result in our failure to obtain regulatory approvals required to close project acquisitions, and which could adversely affect the continued deregulation of the electric industry;

     - Limitations on our ability to control the development or operation of projects in which we have less than 100% interest;

     - The lack of operating history at development projects, the lack of our operating history at projects not yet owned and the limited operating history at recently-acquired projects provide only a limited basis for management to project the results of future operations;

     - Risks associated with timely completion of development projects, including obtaining competitive contracts, obtaining regulatory and permitting approvals, local opposition, and construction delays;

     - Failure to timely satisfy closing conditions contained in definitive agreements for the acquisitions of projects not yet closed, many of which are beyond our control;

     - Factors challenging the successful integration of projects not previously owned or operated by us, including the ability to obtain operating synergies;

     - Factors associated with operating in foreign countries, including delays in permitting and licensing of generation facilities; construction delays and business interruptions; political instability and risk of war, expropriation and nationalization, renegotiation or nullification of existing contracts; changes in law; and the ability to convert foreign currency into United States dollars; and

     - Other business or investment considerations that may be disclosed from time to time in our Securities and Exchange Commission filings or in other publicly disseminated written documents.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

                                  RISK FACTORS

     Before you invest in any of the securities described in this prospectus, you should be aware of the significant risks described below. You should carefully consider these risks, together with all of the other information included in this prospectus, the accompanying prospectus supplement and the information incorporated by reference, before you decide whether to purchase our securities.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our future financial condition; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, our future results and financial condition may be impacted by events or factors in the future that we have not been able to accurately predict or over which we have no control.

     The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus, the accompanying prospectus supplement and the information incorporated by reference could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE WHOLESALE POWER MARKETS

     A SUBSTANTIAL PORTION OF OUR NET INCOME IS DERIVED FROM OUR CALIFORNIA GENERATION ASSETS. DUE TO THE LIQUIDITY CRISIS FACED BY SOME CALIFORNIA UTILITIES, WE CANNOT ASSURE YOU AS TO THE COLLECTIBILITY OF ALL AMOUNTS OWED TO OUR CALIFORNIA AFFILIATES.

     We own approximately 1,569 MW of net generating capacity in California, which represented approximately 11% of our net MW of operating projects and projects under construction as of December 31, 2000. Due to the acquisition and construction of projects outside of California, we expect that by December 31, 2001 this percentage will decrease to approximately 7% of our net MW of operating projects and projects under construction. Net income from our California assets represented approximately 33% of our net income in 2000. Due both to the acquisition and construction of projects outside of California and to an expected decrease in earnings from our California assets, we expect this percentage to decrease in 2001.

     Our California generation assets consist primarily of our interests in the Crockett and Mt. Poso facilities and a 50% interest in West Coast Power LLC, formed in 1999 with Dynegy Inc. The West Coast Power facilities sold uncommitted power through the California Power Exchange ("PX") and the California Independent System Operator ("ISO") to Pacific Gas and Electric Company ("PG&E"), Southern California Edison Company ("SCE"), and San Diego Gas and Electric Company ("SDG&E"), the three major California investor-owned utilities. Currently, the West Coast Power facilities sell uncommitted power through the California ISO to the California Department of Water Resources (the "CDWR"). Crockett, Mt. Poso and certain of our other California facilities also sell directly to PG&E, SCE and SDG&E.

     The combination of rising wholesale electric prices, increases in the cost of natural gas, the scarcity of hydroelectric power and regulatory limitations on the rates that PG&E and SCE may charge their retail customers, caused both PG&E and SCE to default in their payments to the California PX, the California ISO and other suppliers, including us. In March 2001, the California PX filed for bankruptcy under Chapter 11 of the Bankruptcy Code, and in April 2001, PG&E filed for bankruptcy under Chapter 11 of the Bankruptcy Code.

     In March 2001, certain affiliates of West Coast Power entered into a four-year contract with the CDWR pursuant to which the affiliates agreed to sell up to 1,000 MW to the CDWR for the remainder of 2001 and up to 2,300 MW from January 1, 2002 through December 31, 2004, any of which may be resold by the CDWR to utilities such as SCE, PG&E and SDG&E. The ability of the CDWR to make future payments is subject to the CDWR having a continued source of funding, whether from legislative or other emergency appropriations, from a bond issuance or from amounts collected from SCE, PG&E and SDG&E for deliveries to their customers. As a result of the present situation in California, all of our interests in California are exposed to the heightened risk of delayed payments and/or non payment regardless of whether the sales are made directly to PG&E, SCE or SDG&E or to the California ISO or the CDWR.

     Our share of the net amounts owed to our California affiliates by the California PX, the California ISO, and the three major California utilities totaled approximately $224 million as of April 30, 2001, based upon unaudited financial information provided to us by such affiliates. This amount is a reflection of our share of (a) total amounts owed to our California affiliates of $365 million, less (b) amounts that are currently treated as "disputed revenues" and are not recorded as accounts receivable in the financial statements of our California affiliates, and reserves taken against accounts receivable that have been recorded in such financial statements, both of which together totaled $141 million. We believe that we will ultimately collect in full the net amount of $224 million owed to our California affiliates; however, if some form of financial relief or support is not provided to PG&E and SCE, the collectibility of this amount will become more questionable in terms of both timing and amount. With respect to disputed revenues, these amounts relate to billing disputes arising in the ordinary course of business and to disputes that have arisen as a result of the California ISO and the Federal Energy Regulatory Commission ("FERC") imposing various revenue caps on the wholesale price of electricity. None of these disputed revenues will be recorded until the particular issue that caused them to be excluded from the financial statements is resolved. Since the date of the PG&E bankruptcy filing, PG&E has been paying our Crockett and Mt. Poso affiliates on a current basis.

     Various legislative, regulatory and legal remedies to the liquidity crisis faced by PG&E and SCE have been implemented or are being pursued. Assembly Bill 1X, which authorizes the California Department of Water Resources to enter into contracts for the purchase of electric power through January 1, 2003 and to issue revenue bonds to fund such purchases, was signed into law by the Governor of California in February 2001. In May 2001, the Governor of California signed SB 31X, which authorizes the issuance of $13.4 billion in revenue bonds for the costs incurred by the CDWR for the purchase and delivery of power for customers of PG&E, SCE and SDG&E. The bonds will repay $6.7 billion to the State of California's general fund for power purchases since January 2001 and will finance future power purchases, including those made by the CDWR. In addition, in March, the California Public Utilities Commission ("PUC") approved an approximately 40% increase in the energy component of the retail electric rates paid by certain California rate payers. This increase is in addition to the 9% increase approved in January 2001 and a 10% increase expected to take effect next year.

     The delayed collection of receivables owed to West Coast Power resulted in a covenant default under its credit agreement. West Coast Power has entered into a forbearance agreement with its lenders in connection with such covenant default. In addition, our Crockett affiliate was recently notified by its lenders that it has incurred a covenant default under its loan agreement. As a result, we have reclassified the long-term portion of the Crockett debt to current. Defaults under the Crockett and West Coast Power credit agreements do not trigger defaults under any of our corporate-level financing debt securities or borrowing arrangements.

     FERC has jurisdiction over sales for resale of electricity in the California wholesale power markets. In March 2001, FERC issued orders that presumptively approved prices up to $273/MWh during January 2001 and $430/MWh during February 2001. The orders direct electricity suppliers to either refund a portion of their January and February sales or justify prices charged above these approved prices. The orders, if finalized, could require West Coast Power to refund approximately $45 million in revenues from January and February, of which our share would be approximately $22.5 million. Dynegy Power Marketing, Inc., as the power marketer for West Coast Power, has submitted information to justify each component of the prices it charged that were in excess of the presumptively approved prices.

     OUR REVENUES ARE NOT PREDICTABLE BECAUSE MANY OF OUR POWER GENERATION FACILITIES OPERATE, WHOLLY OR PARTIALLY, WITHOUT LONG-TERM POWER PURCHASE AGREEMENTS.

     Historically, substantially all revenues from independent power generation facilities were derived under power purchase agreements having terms in excess of 15 years, pursuant to which all energy and capacity was generally sold to a single party at fixed prices. Because of changes in the industry, the percentage of facilities, including ours, with these types of long-term power purchase agreements has decreased, and it is likely that over time, most of our facilities will operate without these agreements. Without the benefit of these types of power purchase agreements, we cannot assure you that we will be able to sell the power generated by our facilities or that our facilities will be able to operate profitably.

     BECAUSE WHOLESALE POWER PRICES ARE SUBJECT TO EXTREME VOLATILITY, THE REVENUES THAT WE GENERATE ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     We must sell all or a portion of the energy, capacity and other products from many of our facilities into wholesale power markets. The prices of energy products in those markets are influenced by many factors outside of our control, including fuel prices, transmission constraints, supply and demand, weather, economic conditions, and the rules, regulations and actions of the system operators in those markets. In addition, unlike most other commodities, energy products cannot be stored and therefore must be produced concurrently with their use. As a result, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

     WE HAVE A LIMITED HISTORY OF SELLING AND MARKETING PRODUCTS IN THE WHOLESALE POWER MARKETS AND MAY NOT BE ABLE TO SUCCESSFULLY MANAGE THE RISKS ASSOCIATED WITH THIS ASPECT OF OUR BUSINESS.

     We are exposed to market risks through our power marketing business, which involves the establishment of trading positions in the energy, fuel and emission allowance markets on a short-term basis. We sell forward contracts and options and establish positions in, and sell on the spot market, our energy, capacity and other energy products that are not otherwise committed under long-term contracts. In addition, we use these trading activities to procure fuel and emission allowances for our facilities on the spot market. We have been managing risks associated with price volatility in this manner for only a limited amount of time. We may not be able to effectively manage this price volatility, and may not be able to successfully manage the other risks associated with trading in energy markets, including the risk that counterparties may not perform.

RISKS RELATING TO OUR OPERATIONS

     WE HAVE MADE SUBSTANTIAL INVESTMENTS IN OUR RECENT ACQUISITIONS AND OUR SUCCESS DEPENDS ON THE APPROPRIATENESS OF THE PRICES WE PAID FOR THESE ACQUISITIONS AS WELL AS ON OUR ABILITY TO SUCCESSFULLY INTEGRATE, OPERATE AND MANAGE THE ACQUIRED ASSETS.

     During the period from January 1, 1999 through June 1, 2001, we have increased our net ownership interests in power generation facilities almost six fold, expanding from 3,300 MW of net ownership interests in power generation facilities to approximately 19,549 MW of net ownership interests. The prices we paid in these acquisitions were based on our assumptions as to the economics of operating the acquired facilities and the prices at which we would be able to purchase fuel for them and sell energy, capacity and other products from them. If any of the assumptions as to a given facility prove to be materially inaccurate, it could have a significant impact on the financial performance of that facility and possibly on our entire company. In connection with these acquisitions, we have hired and will hire a substantial number of new employees. We may not be able to successfully integrate all of the newly hired employees, or profitably integrate, operate, maintain and manage our newly acquired power generation facilities in a competitive environment. In addition, operational issues may arise as a result of a lack of integration or our lack of familiarity with issues specific to a particular facility.

     OUR PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL WHICH WOULD IMPAIR OUR ABILITY TO EXECUTE OUR GROWTH STRATEGY.

     We may not be able to identify attractive acquisition or development opportunities or to complete acquisitions or development projects that we undertake. If we are not able to identify and complete additional acquisitions and development projects, we will not be able to successfully execute our growth strategy. Factors that could cause our acquisition and development activities to be unsuccessful include the following:

     - competition,

     - inability to obtain additional capital on acceptable terms,

     - inability to obtain required governmental permits and approvals,

     - cost-overruns or delays in development that make continuation of a project impracticable,

     - inability to negotiate acceptable acquisition, construction, fuel supply or other material agreements,

     - inability to hire and retain qualified personnel; and

     - legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry.

     WE INCUR SIGNIFICANT EXPENSES IN EVALUATING POTENTIAL PROJECTS, MOST OF WHICH ARE NOT ULTIMATELY ACQUIRED OR COMPLETED.

     In order to implement our growth strategy, we must continue to actively pursue acquisition and development opportunities. Substantial expenses are incurred in investigating and evaluating any potential opportunity before we can determine whether the opportunity is feasible or economically attractive. In addition, we expect to participate in many competitive bidding processes for power generation facilities that require us to incur substantial expenses without any assurance that our bids will be accepted. As a result, we expect that our development expenses will increase in the future with no assurance that we will be successful in acquiring or completing additional new projects.

     CONSTRUCTION, EXPANSION, REFURBISHMENT AND OPERATION OF POWER GENERATION FACILITIES INVOLVE SIGNIFICANT RISKS THAT CANNOT ALWAYS BE COVERED BY INSURANCE OR CONTRACTUAL PROTECTIONS.

     The construction, expansion and refurbishment of power generation, thermal energy production and transmission and resource recovery facilities involve many risks, including:

     - supply interruptions,

     - work stoppages,

     - labor disputes,

     - social unrest,

     - weather interferences,

     - unforeseen engineering, environmental and geological problems, and

     - unanticipated cost overruns.

     The ongoing operation of these facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. As a result, a project may operate at a loss or be unable to fund principal and interest payments under its project financing agreements, which may result in a default under that project's indebtedness.

     WE ARE EXPOSED TO THE RISK OF FUEL COST INCREASES AND INTERRUPTION IN FUEL SUPPLY BECAUSE OUR FACILITIES GENERALLY DO NOT HAVE LONG-TERM FUEL SUPPLY AGREEMENTS.

     Most of our domestic power generation facilities that sell energy into the wholesale power markets purchase fuel under short-term contracts or on the spot market. Even though we attempt to hedge some portion of our known fuel requirements, we still may face the risk of supply interruptions and fuel price volatility. The price we can obtain for the sale of energy may not rise at the same rate, or may not rise at all, to match a rise in fuel costs. This may have a material adverse effect on our financial performance.

     WE OFTEN RELY ON SINGLE SUPPLIERS AND AT TIMES WE RELY ON SINGLE CUSTOMERS AT OUR FACILITIES, EXPOSING US TO SIGNIFICANT FINANCIAL RISKS IF EITHER SHOULD FAIL TO PERFORM THEIR OBLIGATIONS.

     We often rely on a single supplier for the provision of fuel, water and other services required for operation of a facility, and at times, we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide the support for any project debt used to finance the facility. The failure of any one customer or supplier to fulfill its contractual obligations to the facility could have a material adverse effect on such facility's financial results. Consequently, the financial performance of any such facility is dependent on the continued performance by customers and suppliers of their obligations under these long-term agreements and, in particular, on the credit quality of the project's customers and suppliers.

     OUR SIGNIFICANT BUSINESS OPERATIONS OUTSIDE THE UNITED STATES EXPOSE US TO LEGAL, TAX, CURRENCY, INFLATION, CONVERTIBILITY AND REPATRIATION RISKS, AS WELL AS POTENTIAL CONSTRAINTS ON THE DEVELOPMENT AND OPERATION OF OUR POTENTIAL BUSINESS, ANY OF WHICH CAN LIMIT THE BENEFITS TO US OF EVEN A SUCCESSFUL FOREIGN PROJECT.

     A key component of our business strategy is the development and acquisition of projects outside the United States in areas such as Australia, Europe and Latin America. The economic and political conditions in many of the countries where we have assets or in which we are or may be exploring development or acquisition opportunities present many risks. These risks, such as delays in permitting and licensing, construction delays and interruption of business, as well as risks of war, expropriation, nationalization, renegotiation or nullification of existing contracts and changes in law or tax policy are generally greater than risks in the United States. The uncertainty of the legal environment in certain foreign countries in which we may develop or acquire projects could make it more difficult to obtain non-recourse project financing on suitable terms and could impair our ability to enforce our rights under agreements relating to these projects.

     Operations in foreign countries also can present currency exchange, inflation, convertibility and repatriation risks. In countries in which we may develop or acquire projects in the future, economic and monetary conditions and other factors could affect our ability to convert our earnings to United States dollars or other acceptable currencies or to move funds offshore from such countries. Furthermore, the central bank of any foreign country may have the authority in certain circumstances to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors. Although we generally seek to structure our power purchase agreements and other project revenue agreements to provide for payments to be made in, or indexed to, United States dollars or a currency freely convertible into United States dollars, we can offer no assurance that we will be able to achieve this structure in all cases or that a power purchaser or other customer will be able to obtain acceptable currency to pay their obligations to us.

     As part of privatizations or other international acquisition opportunities, we may make investments in ancillary businesses not directly related to power generation, thermal energy production and transmission or resource recovery and in which our management may not have had prior experience. In such cases, our policy is to invest with partners having the necessary expertise. However, we can offer no assurance that such persons will be available as co-venturers in every case. In addition, as a condition to participating in privatizations and refurbishments of formerly state-owned businesses, we may be required to undertake transitional obligations relating to union contracts, employment levels and benefits obligations for employees, which could prevent or delay the achievement of desirable operating efficiencies and financial performance.

     THE LOY YANG FACILITY IN WHICH WE HAVE INVESTED IS EXPERIENCING FINANCIAL DIFFICULTIES BECAUSE OF LOWER THAN EXPECTED WHOLESALE POWER PRICES, WHICH COULD RESULT IN AN EVENT OF DEFAULT UNDER ITS LOAN AGREEMENTS.

     Energy prices in the Victoria region of the National Electricity Market of Australia into which our Loy Yang facility sells its power have been significantly lower than we had expected when we acquired our interest in that facility. As a result, the Loy Yang partnership is currently prohibited by the project loan agreements from making equity distributions to the project owners. While energy prices in the Victoria region have improved in recent months as compared to the comparable period last year, if they were to fall below our current forecasted prices, the Loy Yang partnership could fail to meet required coverage ratios under its loan agreements beginning in the first quarter of 2002, which would constitute an event of default. Although the Loy Yang partnership would still then be able to service all of the senior debt obligations, absent a restructuring, the project's lenders would be allowed to accelerate the project's indebtedness. We could be required to write off all or a significant portion of our current US$250 million investment in this project as a result of such acceleration, or as a result of a determination by the Loy Yang partnership that a write-down of its assets is required or our determination that we would not be able to recover our investment in the project.

     In February 2000, CMS Energy announced its intention to divest its 49.6% ownership in the Loy Yang project. CMS Energy indicated that it intended to sell its interest because the project was no longer of strategic value to its portfolio and had not met its financial expectations. No purchaser for this interest has yet emerged. The remaining partners in the Loy Yang project have rights of first refusal with respect to CMS Energy's sale of its interest.

RISKS RELATING TO OUR CORPORATE AND FINANCIAL STRUCTURE

     BECAUSE WE OWN LESS THAN 100% OF SOME OF OUR PROJECT INVESTMENTS, WE CANNOT EXERCISE COMPLETE CONTROL OVER THEIR OPERATIONS.

     We have limited control over the development, construction, acquisition or operation of some project investments and joint ventures because our investments are in projects where we beneficially own less than 50% of the ownership interests. A substantial portion of our future investments in international projects may also take the form of minority interests. We seek to exert a degree of influence with respect to the management and operation of projects in which we own less than 50% of the ownership interests by negotiating to obtain positions on management committees or to receive certain limited governance rights such as rights to veto significant actions. However, we may not always succeed in such negotiations. We may be dependent on our co-venturers to construct and operate such projects. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to construct and operate these projects. The approval of co-venturers also may be required for us to receive distributions of funds from projects or to transfer our interest in projects.

     WE REQUIRE SIGNIFICANT AMOUNTS OF CAPITAL TO GROW OUR BUSINESS AND OUR FUTURE ACCESS TO SUCH FUNDS IS UNCERTAIN.

     We will require continued access to substantial debt and equity capital from outside sources on acceptable terms in order to assure the success of future projects and acquisitions. Our ability to arrange debt financing, either at the corporate level or on a non-recourse project-level basis, and the costs of such capital are dependent on numerous factors, including:

     - general economic and capital market conditions,

     - credit availability from banks and other financial institutions,

     - investor confidence in us, our partners and the regional wholesale power markets,

     - maintenance of acceptable credit ratings,

     - the success of current projects,

     - the perceived quality of new projects, and

     - provisions of tax and securities laws that may impact raising capital in this manner.

     In order to access capital on a substantially non-recourse basis in the future, we may have to make larger equity investments in, or provide more financial support for, our project subsidiaries. We also may not be successful in structuring future financing for our projects on a substantially non-recourse basis.

     The equity capital for our projects has been provided by internally-generated cash flow from our projects and other borrowings and, prior to completion of the merger of Northern States Power and New Century Energies, Inc., equity contributions from Northern States Power. We cannot assure you that Xcel Energy will continue to provide additional equity capital to us or permit us to raise additional equity capital from others. Any inability to raise additional equity capital will restrict our ability to execute our growth strategy. Currently, regulatory restrictions under the Public Utility Holding Company Act of 1935 ("PUHCA") prevent Xcel Energy from providing additional equity to us. Although, Xcel Energy is in the process of applying for the approvals necessary to lift the restrictions, we cannot assure you that such approvals will be received.

     WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH COULD LIMIT OUR ABILITY TO GROW AND OUR FLEXIBILITY IN OPERATING OUR PROJECTS.

     As of April 30, 2001 we had total recourse debt of $2.2 billion, exclusive of $283 million of Equity Units issued in March 2001, with an additional $2.6 billion of non-recourse debt appearing on our balance sheet. The percentage of our total recourse debt to recourse debt and equity was 52.5% as of April 30, 2001. The substantial amount of debt that we have and the debt of our project subsidiaries and project affiliates presents the risk that we might not generate sufficient cash to service our indebtedness, and that our leveraged capital structure could limit our ability to finance the acquisition and development of additional projects, to compete effectively, to operate successfully under adverse economic conditions and to fully implement our strategy.

     Our lenders may accelerate our credit facilities and public debt instruments upon the occurrence of certain events of default. In addition, if we undergo a change of control, our credit facilities may be accelerated, and our public debt may also be accelerated if it is rated below investment grade by certain rating agencies. Because Xcel Energy currently controls approximately 97% of the total voting power of our common stock and our class A common stock, we have no ability to prevent a change of control. If our indebtedness is accelerated, we could be forced into bankruptcy and you could lose your entire investment.

     WE HAVE GUARANTEED OBLIGATIONS AND LIABILITIES OF OUR PROJECT SUBSIDIARIES AND AFFILIATES WHICH WOULD BE DIFFICULT FOR US TO SATISFY IF THEY ALL CAME DUE SIMULTANEOUSLY.

     In many of our projects, we have executed guarantees of the project affiliate's indebtedness, equity or operating obligations. In addition, in connection with the purchase and sale of fuel, emission allowances and power generation products to and from third parties with respect to the operation of some of our generation facilities, we are required to guarantee a portion of the obligations of certain of our subsidiaries. These guarantees totaled approximately $532 million as of May 31, 2001. We may not be able to satisfy all of these guarantees and other obligations if they were to come due at the same time, which would have a material adverse effect on us.

     OUR HOLDING COMPANY STRUCTURE LIMITS OUR ACCESS TO THE FUNDS OF PROJECT SUBSIDIARIES AND PROJECT AFFILIATES THAT WE WILL NEED IN ORDER TO SERVICE OUR CORPORATE-LEVEL INDEBTEDNESS.

     Substantially all of our operations are conducted by our project subsidiaries and project affiliates. Our cash flow and our ability to service our corporate-level indebtedness when due is dependent upon our receipt of cash dividends and distributions or other transfers from our projects and other subsidiaries. The debt agreements of our subsidiaries and project affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us. In addition, a substantial amount of the assets of our project subsidiaries and project affiliates has been pledged as collateral under their debt agreements.

     Our project subsidiaries and project affiliates are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. We own less than 50% of the ownership interests in many of our foreign projects, and therefore we are unable to unilaterally cause dividends or distributions to be made from these operations.

     Any right we may have to receive assets of any of our subsidiaries or project affiliates upon a liquidation or reorganization of such subsidiaries or project affiliates will be effectively subordinated to the claims of any such subsidiary's or project affiliate's creditors, including trade creditors and holders of debt issued by such subsidiary or project affiliate.

     There can be no assurance that cash available from our domestic operations and the repayment to us of loans made by us to our foreign affiliates will be sufficient to make corporate-level debt payments, as and when due. If we elect to repatriate cash from foreign subsidiaries or affiliates to make these payments in case of such a shortfall, then we may incur United States taxes, net of any available foreign tax credits, on the repatriation of such foreign cash.

     POTENTIAL CONFLICTS OF INTEREST WITH OUR CONTROLLING STOCKHOLDER MAY BE RESOLVED IN A MANNER THAT IS ADVERSE TO US.

     Xcel Energy, our controlling stockholder, and directors and officers of Xcel Energy and its subsidiaries, some of whom are directors of ours, are in positions involving the possibility of conflicts of interest with respect to transactions in which both we and Xcel Energy have an interest. In addition, Xcel Energy, subject to its fiduciary duties owed to our minority stockholders, may compete with us for business opportunities that may be attractive to both us and to Xcel Energy. We can offer no assurance that any such conflict will be resolved in our favor.

     THE MERGER OF NORTHERN STATES POWER AND NEW CENTURY ENERGIES, WHICH WAS COMPLETED IN AUGUST 2000, CONSTRAINS THE CONDUCT OF OUR BUSINESS.

     The merger of Northern States Power and New Century Energies was accounted for as a "pooling of interests." In accordance with the "pooling of interests" rules, neither company can alter their equity interests or dispose of a material portion of their assets through the date of the merger and for a period of time thereafter. These constraints may limit our flexibility to conduct our business as we otherwise would absent such constraints.

     The shares of our class A common stock that were owned by Northern States Power prior to the completion of the merger are now owned by a wholly-owned subsidiary of the surviving corporation in the merger, Xcel Energy. Xcel Energy is subject to the provisions of various energy-related laws and regulations, including PUHCA, and, in turn, we are subject to certain constraints imposed by PUHCA.

     OUR RISK MANAGEMENT ACTIVITIES MAY NEGATIVELY IMPACT OUR OPERATING RESULTS AND FINANCIAL POSITION.

     We engage in commodity-related marketing and price-risk management activities in order to hedge our exposure to market risk with respect to electricity purchases, emission allowances, and fuel utilized by our generation assets. We generally attempt to balance our fixed-price physical and financial purchases and sales commitments in terms of contract volumes and the timing of performance and delivery obligations; however, we also take market positions within pre-established guidelines. These derivatives do not qualify for hedge accounting and accordingly changes in their fair values are reported in earnings. In addition, various commodity derivatives considered to be economic hedges have not been designated as accounting hedges due to burdensome accounting related documentation requirements. To the extent an open position exists, fluctuating commodity prices can impact our financial results and financial position either favorably or unfavorably. As a result, we are unable to predict the impact that our risk management decisions may have on our operating results or financial position.

RISKS RELATING TO OUR INDUSTRY

     OUR BUSINESS IS SUBJECT TO SUBSTANTIAL GOVERNMENTAL REGULATION AND PERMITTING REQUIREMENTS AND MAY BE ADVERSELY AFFECTED BY ANY FUTURE INABILITY TO COMPLY WITH EXISTING OR FUTURE REGULATIONS OR REQUIREMENTS.

     In General. Our business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. We generally are required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate our facilities. We may incur significant additional costs because of our compliance with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulation may have a detrimental effect on our business. Furthermore, with the continuing trend toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets we operate, we expect our environmental expenditures to be substantial in the future.

     Energy Regulation. PUHCA and the Federal Power Act ("FPA") regulate public utility holding companies and their subsidiaries and place certain constraints on the conduct of their business. The Public Utility Regulatory Policies Act of 1978 ("PURPA") provides to qualifying facilities ("QFs") exemptions from federal and state laws and regulations, including PUHCA and most provisions of the FPA. The Energy Policy Act of 1992 also provides relief from regulation under PUHCA to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Maintaining the status of our facilities as QFs, EWGs or FUCOs is conditioned on their continuing to meet statutory criteria, and could be jeopardized, for example, by the making of retail sales by an EWG in violation of the requirements of the Energy Policy Act. We are subject to regulation as a subsidiary of a registered holding company under PUHCA. These regulations include restrictions imposed upon aggregate investment by registered holding companies in EWGs and FUCOs that are financed by contributions or guarantees by the parent holding company. These investment restrictions, issued pursuant to SEC regulations, limit registered holding company investment in EWGs and FUCOs without prior SEC approval to 50% of the registered holding company's consolidated retained earnings. The existence of such investment cap and the potential need to request SEC waivers of or increases in the cap could delay or prevent any infusions of capital from Xcel Energy that it may otherwise desire to make.

     We are continually in the process of obtaining or renewing federal, state and local approvals required to operate our facilities. Additional regulatory approvals may be required in the future due to a change in laws and regulations, a change in our customers or other reasons. We may not always be able to obtain all required regulatory approvals, and we may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if we fail to obtain and comply with any required regulatory approvals, the operation of our facilities or the sale of electricity to third parties could be prevented or subject to additional costs.

     Environmental Regulation. In acquiring many of our facilities, we assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. We may not at all times be in compliance with all applicable environmental laws and regulations. Steps to bring our facilities into compliance could be prohibitively expensive, and may cause us to be unable to pay our debts when due. Moreover, environmental laws and regulations can change.

     For example, in October 1999, Governor Pataki of New York announced that he was ordering the New York Department of Environmental Conservation ("DEC") to require further reductions of sulfur dioxide ("SO(2)") and nitrogen oxides ("NO(x)") emissions from New York power plants, beyond that which is required under current federal and state law. These reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of some of our facilities located in the State of New York. Over the past year, we and other stakeholders have provided input to DEC staff with the hope of helping to formulate a rule that can achieve the reductions specified by the Governor and maintain the reliability of the State's electricity supplies.

     In December 2000, the Connecticut Department of Environmental Protection ("CDEP") promulgated regulations applicable to power plants and other major sources of air pollution, requiring them to reduce emissions of NO(x) and SO(2). The regulations require phased reductions in SO(2) emission rates in January 1, 2002 (Phase I) and January 1, 2003 (Phase II) and require reductions in non-ozone season NO(x) emission rates beginning October 1, 2003; the regulations provide flexibility in how such reductions can be accomplished. The ultimate SO(2) emission rate reductions required at our Connecticut facilities represent a 40% to 70% decrease from our current emission rates; non-ozone season NO(x) emission rate reductions represent a 25% to 65% decrease from our current emission rates. During the 2001 legislative session, the Connecticut legislature passed legislation eliminating the ability after December 31, 2004 to use emissions reduction trading as an option for complying with SO(2) emission limits. This legislation has been forwarded to the Governor of Connecticut for signature. We are evaluating our compliance options, and we have a September 3, 2001 deadline to submit, if desired, a request for a delay in the implementation of the SO(2) limitations. We expect that we will be able to comply with the new regulations in accordance with the schedule for compliance; however, such compliance could put our Connecticut facilities at a significant competitive disadvantage that could have a material adverse impact on such facilities.

     We are subject to environmental investigations and lawsuits both on the state and federal level. For instance, in May 2000, the New York Department of Environmental Conservation issued a Notice of Violation to us and the prior owner of our Huntley and Dunkirk facilities relating to physical changes made at those facilities prior to our assumption of ownership. The Notice of Violation alleges that these changes represent major modifications undertaken without obtaining the required permits. Although we have a right to indemnification by the previous owner for fines, penalties, assessments and related losses resulting from the previous owner's failure to comply with environmental laws and regulations, if these facilities did not comply with the applicable permit requirements, we could be required, among other things, to install specified pollution control technology to further reduce pollutant emissions from the Dunkirk and Huntley facilities, and we could become subject to fines and penalties associated with the current and prior operation of the facilities. In May 2001, we received a Notice of Intent to Sue from the New York Attorney General, notifying us pursuant to Section 304 of the Clean Air Act of the State's intent to file suit against us and Niagara Mohawk Power Corporation in federal district court for violations of the Clean Air Act, unless a settlement is reached within 60 days. We are actively participating in discussions with the Attorney General and the DEC in an attempt to settle this matter.

     In addition, in November 1999, the United States Department of Justice filed suit against seven electric utilities for alleged violations of Clean Air Act requirements related to modifications of existing sources at seventeen utility generation stations located in the southern and midwestern regions of the United States. The EPA also issued administrative notices of violation alleging similar violations at eight other power plants owned by some of the electric utilities named as defendants in the lawsuit, and also issued an administrative order to the Tennessee Valley Authority for similar violations at seven of its power plants. To date, no lawsuits or administrative actions have been brought against us or any of our subsidiaries or affiliates or the former owners of our facilities alleging similar violations, although a subsidiary of Conectiv has received information requests from the EPA regarding the Deepwater and BL England facilities that we have agreed to purchase, and the current owner of the Bridgeport Harbor station in Connecticut that we have agreed to purchase has already received such an information request. Lawsuits or administrative actions alleging similar violations at our facilities could be filed in the future and if successful, could have a material adverse effect on our business.

     The Massachusetts Department of Environmental Protection has recently finalized regulations requiring emissions reductions from certain coal-fired power plants in the state, including our Somerset facility. The new rules impose phased deadlines for achieving annual and monthly emission rate reductions of SO(2) and NO(x). We believe the new regulations require us by October 1, 2006 to reduce annual SO(2) emission rates by about 50% of our current emission rate; by October 1, 2008 we would be required to reduce our annual emission rates by about 75% of our current emission rate. The new regulations allow flexibility in determining how to best meet such requirements. The new rules require that we reduce by October 1, 2006 our annual NO(X) emission rate by about 60% of our current emission rate. In the case of NO(x), we do not anticipate having problems meeting monthly emission rate limits; however, to meet the monthly SO(2) emission rate limits, we will likely need to purchase more expensive fuel that has a lower sulfur content and make modifications to our facilities in order to burn such fuel. The new Massachusetts regulations starting in 2006 also cap annual emissions of carbon dioxide ("CO(2)") at historical levels and the rate at which CO(2) is emitted; the new regulations allow flexibility in achieving compliance with the reductions required. The annual CO(2) emission rate reduction required represents approximately a 20% decrease from current levels. We are evaluating our compliance options under the new regulations. Such compliance could have a material adverse impact on our Massachusetts facilities.

     In May 2001, the South Coast Air Quality Management District of California ("AQMD") amended existing rules that govern the operation of the Regional Clean Air Incentive Market ("RECLAIM") program. Under the amendments, once our RECLAIM trading credit allocations are depleted, we must pay the AQMD a mitigation fee of $7.50 per pound for any excess NO(x) emissions. The amendments may restrict our ability to purchase sufficient NO(x) emissions credits for our Long Beach and El Segundo plants. The price of power sold to the CDWR from our Long Beach and El Segundo plants will include excess emissions costs. We and the CDWR are evaluating the compliance options under the amended rules, and such compliance could have a material adverse impact on these facilities.

     OUR COMPETITION IS INCREASING.

     The independent power industry is characterized by numerous strong and capable competitors, some of which may have more extensive operating experience, more extensive experience in the acquisition and development of power generation facilities, larger staffs or greater financial resources than we do. Many of our competitors also are seeking attractive power generation opportunities, both in the United States and abroad. This competition may adversely affect our ability to make investments or acquisitions. In recent years, the independent power industry has been characterized by increased competition for asset purchases and development opportunities.

     In addition, regulatory changes have also been proposed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. Industry deregulation may encourage the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, significant additional competitors could become active in the generation segment of our industry.

     WE FACE ONGOING CHANGES IN THE UNITED STATES UTILITY INDUSTRY THAT COULD AFFECT OUR COMPETITIVENESS.

     The United States electric utility industry is currently experiencing increasing competitive pressures, primarily in wholesale markets, as a result of consumer demands, technological advances, greater availability of natural gas-fired generation that is more efficient than our generation facilities and other factors. FERC has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states are considering or implementing methods to introduce and promote retail competition. Recently, some utilities have brought litigation aimed at forcing the renegotiation or termination of power purchase agreements requiring payments to owners of QF projects based upon past estimates of avoided cost that are now substantially in excess of market prices. In the future, utilities, with the approval of state public utility commissions, could seek to abrogate their existing power purchase agreements.

     Proposals have been introduced in Congress to repeal PURPA and PUHCA, and FERC has publicly indicated support for the PUHCA repeal effort. If the repeal of PURPA or PUHCA occurs, either separately or as part of legislation designed to encourage the broader introduction of wholesale and retail competition, the significant competitive advantages that independent power producers currently enjoy over certain regulated utility companies would be eliminated or sharply curtailed, and the ability of regulated utility companies to compete more directly with independent power companies would be increased. To the extent competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure. Deregulation may not only continue to fuel the current trend toward consolidation among domestic utilities, but may also encourage the disaggregation of vertically-integrated utilities into separate generation, transmission and distribution businesses.

     In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. For example, the independent system operator for the New York Power Pool and the California independent system operator have recently imposed price limitations. These types of price limitations and other mechanisms in New York, California, the New England Power Pool and elsewhere may adversely impact the profitability of our generation facilities that sell energy into the wholesale power markets. Finally, the regulatory and legislative changes that have recently been enacted in a number of states in an effort to promote competition are novel and untested in many respects. These new approaches to the sale of electric power have very short operating histories, and it is not yet clear how they will operate in times of market stress or pressure. Given the extreme volatility and lack of meaningful long-term price history in many of these markets and the imposition of price limitations by independent system operators, we can offer no assurance that we will be able to operate profitably in all wholesale power markets.

                                  THE COMPANY

     NRG Energy, Inc. is a leading global energy company primarily engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy, capacity and related products. We believe we are one of the three largest independent power generation companies in the United States and the fifth largest independent power generation company in the world, measured by our net ownership interest in power generation facilities. As of June 1, 2001, we owned all or a portion of 67 generation projects that had a total generating capacity of 29,378 megawatts ("MW"); our net ownership interest in those projects as of June 1, 2001 was 19,549 MW, of which 14,820 MW were located in the United States. In addition, we have an active acquisition and development program through which we are pursuing additional generation projects.

     We have also expanded our power marketing activities, which allow us to optimize the value of our power generation assets and enable us to better meet our customers' energy requirements. By linking our power generation capabilities and access to fuel supplies with our power marketing and risk management expertise, we believe that we can secure favorable pricing for our fuel purchases and power sales.

     In addition to our power generation projects and power marketing activities, we also have interests in district heating and cooling systems and steam transmission operations. We also believe we are one of the largest landfill gas generation companies in the United States, extracting methane from landfills to generate electricity.

     We were established in 1989 and are a majority-owned subsidiary of Xcel Energy, Inc. Our headquarters and principal executive offices are located at 901 Marquette Avenue, Suite 2300, Minneapolis, Minnesota 55402-3265. Our telephone number is (612) 373-5300.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes, which may include financing the development and construction of new facilities, additions to working capital, reductions of our indebtedness and the indebtedness of our subsidiaries, financing of capital expenditures and pending or potential acquisitions. We may invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the securities described in this prospectus will depend on market conditions and the availability to us of other funds.

                        EARNINGS TO FIXED CHARGES RATIO

     The following table sets forth the ratio of our earnings to our fixed charges for the periods indicated:

                                                                                   THREE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,              MARCH 31,
                                            ------------------------------------   ------------------
                                            1996    1997    1998   1999    2000           2001
                                            -----   -----   ----   -----   -----   ------------------
Ratio of earnings to fixed charges(1).....  1.75x   1.16x    (2)   1.04x   1.77x         1.24x

-------------------------
(1) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose "earnings" means income (loss) before income taxes, less undistributed equity in our share of operating earnings of unconsolidated affiliates and equity in gain from project termination settlements, plus cash distributions from project termination settlements and fixed charges. "Fixed charges" means interest expense, plus interest capitalized, plus amortization of debt issuance costs, plus one-third of our annual rental expense, which the Securities and Exchange Commission defines as a reasonable approximation of rental expense interest.

(2) Due primarily to undistributed equity from unconsolidated affiliates, earnings did not cover fixed charges by $7.3 million.

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. We may also sell hybrid or novel securities now existing or developed in the future that combine certain features of debt securities and other securities described in this prospectus.

     The debt securities will be issued under an indenture as amended or supplemented from time to time, between us and The Bank of New York, as trustee. The following summaries of certain provisions of the indenture do not purport to be complete. We have also filed the indenture as an exhibit to the registration statement. Except to the extent set forth in a prospectus supplement with respect to a particular issue of debt securities, the indenture, as amended or supplemented from time to time, for the debt securities will be substantially similar to the one filed as an exhibit to the registration statement and described below.

GENERAL

     The debt securities will be our direct, unsecured obligations. Because we conduct substantially all of our business through numerous subsidiaries and affiliates, all existing and future liabilities of our direct and indirect subsidiaries and affiliates will be effectively senior to the debt securities. The debt securities will not be guaranteed by, or otherwise be obligations of, our project subsidiaries and project affiliates, or our other direct and indirect subsidiaries and affiliates or Xcel Energy.

     A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - the title of the series of debt securities;

     - the aggregate principal amount (or any limit on the aggregate principal amount) of the series of debt securities and, if any debt securities of a series are to be issued at a discount from their face amount, the method of computing the accretion of such discount;

     - the interest rate or method of calculation of the interest rate;

     - the date from which interest will accrue;

     - the record dates for interest payable on debt securities of the series;

     - the dates when, places where and manner in which principal and interest are payable;

     - the securities registrar if other than the trustee;

     - the terms of any mandatory (including any sinking fund requirements) or optional redemption by us;

     - the terms of any repurchase or remarketing rights of third parties;

     - the terms of any redemption at the option of holders of debt securities of a series;

     - the denominations in which debt securities are issuable;

     - whether debt securities will be issued in registered or bearer form and the terms of any such forms of debt securities;

     - whether any debt securities will be represented by a global security and the terms of any such global security;

     - the currency or currencies (including any composite currency) in which principal or interest or both may be paid;

     - if payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments;

     - provisions for electronic issuance of debt securities or issuance of debt securities in uncertificated form;

     - any events of default, covenants and/or defined terms in addition to or in lieu of those set forth in the indenture;

     - whether and upon what terms debt securities may be defeased if different from the provisions set forth in the indenture;

     - the form of the debt securities;

     - any terms that may be required by or advisable under applicable law;

     - the percentage of the principal amount of the debt securities which is payable if the maturity of the debt securities is accelerated in the case of debt securities issued at a discount from their face amount;

     - whether any debt securities will have guarantees; and

     - any other terms in addition to or different from those contained in the indenture.

     The debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold or deemed to be sold at a discount below their stated principal amount. With respect to any debt securities as to which we have the right to defer interest, the holders of such debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in a prospectus supplement.

GLOBAL DEBT SECURITIES

     If any debt securities are represented by one or more global securities, the applicable supplement will describe the terms of the depositary arrangement with respect to such global securities.

REDEMPTION

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, we, at any time, may redeem a series of debt securities, in whole or in part (if in part, by lot or by such other method as the trustee shall deem fair or appropriate) at the redemption price of 100% of principal amount of such debt securities, plus accrued interest on the principal amount, if any, to the redemption date, plus the applicable "Make-Whole Premium" (as discussed below).

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, to determine the applicable Make-Whole Premium for any debt security, an independent investment banking institution of national standing that we select will compute, as of the third business day prior to the redemption date, the sum of the present values of all of the remaining scheduled payments of principal and interest from the redemption date to maturity on such debt security computed on a semiannual basis by discounting such payments (assuming a 360-day year consisting of twelve 30-day months) using a rate to be set forth in the applicable prospectus supplement. If the sum of these present values of the remaining payments as computed above exceeds the aggregate unpaid principal amount of the debt security that we will redeem plus any accrued but unpaid interest thereon, the difference will be payable as a premium upon redemption of such debt security. If the sum is equal to or less than such principal amount plus accrued interest, we will pay no premium with respect to such debt security.

CERTAIN COVENANTS OF THE COMPANY

     AFFIRMATIVE COVENANTS

     In addition to such other covenants, if any, as may be described in an accompanying prospectus supplement and except as may otherwise be set forth therein, the indenture will require us, subject to certain limitations described therein, to, among other things, do the following:

     - deliver to the trustee copies of all reports filed with the Securities and Exchange Commission;

     - deliver to the trustee annual officers' certificates with respect to our compliance with our obligations under the indenture;

     - maintain our corporate existence subject to the provisions described below relating to mergers and consolidations; and

     - pay our taxes when due except where we are contesting such taxes in good faith.

     The indenture may also, as set forth in an accompanying prospectus supplement, restrict our business or operations or that of our subsidiaries or limit our indebtedness.

     RESTRICTIONS ON LIENS

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, so long as any of the debt securities are outstanding, we will not pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or other lien upon any property at any time directly owned by us to secure any indebtedness for money borrowed which is incurred, issued, assumed or guaranteed by us ("Indebtedness"), without making effective provisions whereby the debt securities shall be equally and ratably secured with any and all such Indebtedness and with any other Indebtedness similarly entitled to be equally and ratably secured; provided, however, that, with respect to any series of debt securities, this restriction shall not apply to or prevent the creation or existence of: (i) liens existing at the original date of issuance of such series of debt securities; (ii) purchase money liens that do not exceed the cost or value of the purchased property; (iii) other liens not to exceed 10% of our "Consolidated Net Tangible Assets" (defined below) and (iv) liens granted in connection with extending, renewing, replacing or refinancing in whole or in part the Indebtedness (including, without limitation, increasing the principal amount of such Indebtedness) secured by liens described in the foregoing clauses (i) through (iii). Except as may otherwise be provided in an accompanying prospectus supplement, "Consolidated Net Tangible Assets" will be defined as the following: as of the date of any determination thereof, the total amount of all our assets determined on a consolidated basis in accordance with GAAP as of such date less the sum of (a) our consolidated current liabilities determined in accordance with GAAP and (b) assets properly classified as intangible assets, in accordance with GAAP.

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will further provide that, in the event we propose to pledge, mortgage or hypothecate any property at any time directly owned by us to secure any Indebtedness, other than as permitted by clauses (i) through (iv) of the previous paragraph, we will agree to give prior written notice thereof to the trustee, who shall give notice to the holders of debt securities, and we will further agree, prior to or simultaneously with such pledge, mortgage or hypothecation, effectively to secure all the debt securities equally and ratably with such Indebtedness.

     The foregoing covenant will not restrict the ability of our subsidiaries and affiliates to pledge, mortgage, hypothecate or permit to exist any mortgage, pledge or lien upon their assets, in connection with project financings or otherwise.

     CHANGE OF CONTROL

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that, if a Change of Control occurs, we will be obligated to offer to purchase all outstanding debt securities of a series to which the Change of Control applies. We will conduct any offer to purchase debt securities upon a Change of Control in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1. Any limitations on our financial ability to purchase debt securities upon a Change of Control will be described in an accompanying prospectus supplement.

     Except as may otherwise be provided in an accompanying prospectus supplement, a "Change of Control" will be defined in the indenture as any of the following:

     - a person or group of persons (other than Xcel Energy) becomes the beneficial owner, directly or indirectly, or has the absolute power to direct the vote of more than 35% of our outstanding voting stock; or

     - during any one year period, individuals who at the beginning of such period constitute our board of directors cease to be a majority of the board of directors (unless approved by a majority of the current directors then in office who were either directors at the beginning of such period or who were previously so approved).

     With respect to a series of debt securities , a Change of Control shall be deemed not to have occurred if, following such an event described above, the debt securities of such series are rated "BBB-" or better by Standard & Poor's Ratings Group and "Baa3" or better by Moody's Investors Service, Inc. Except as may otherwise be set forth in an accompanying prospectus supplement, our failure to comply with the Change of Control covenant as to the debt securities will be an "Event of Default" (as defined below) under the indenture. See "Events of Default" below.

     Except as may be provided otherwise in an accompanying prospectus supplement, the Change of Control provisions may not be waived by the trustee or the board of directors, and any modification thereof must be approved by each holder of a debt security. We cannot assure you that we would have sufficient liquidity to effectuate any required repurchase of debt securities upon a Change of Control.

     Except as may be provided otherwise in an accompanying prospectus supplement, within 30 days following any Change of Control with respect to a series of debt securities, we will be required to mail a notice to each debt security holder of such series (with a copy to the trustee) stating:

     - that a Change of Control has occurred and that such holder has the right to require us to repurchase such holder's debt securities at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued interest, if any (the "Change of Control Offer");

     - the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control);

     - the repurchase date (which shall be a business day and be not earlier than 30 days or later than 60 days from the date such notice is mailed (the "Repurchase Date"));

     - that interest on any debt security tendered will continue to accrue;

     - that interest on any debt security accepted for payment pursuant to the Change of Control Offer shall cease to accrue after the Repurchase Date;

     - that debt security holders electing to have a debt security purchased pursuant to a Change of Control Offer will be required to surrender the debt security, with the form entitled "Option to Elect Purchase" on the reverse of the debt security completed, to the trustee at the address specified in the notice prior to the close of business on the Repurchase Date;

     - that debt security holders will be entitled to withdraw their election if the trustee receives, not later than the close of business on the third business day (or such shorter periods as may be required by applicable law) preceding the Repurchase Date, a telegram, telex, facsimile or letter setting forth the name of the debt security holder, the principal amount of debt securities the holder delivered for purchase and a statement that such debt security holder is withdrawing its election to have such debt securities purchased; and

     - that debt security holders that elect to have their debt securities purchased only in part will be issued new debt securities in a principal amount equal to the unpurchased portion of the debt securities surrendered.

     MERGER, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

     Except as may otherwise be provided in an accompanying prospectus supplement, the indenture will provide that we will not merge or consolidate with or into any other person and we will not sell, lease or convey all or substantially all of our assets to any person, unless we are the continuing corporation, or the successor corporation or the person that acquires all or substantially all of our assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all of our obligations under the debt securities and the indenture, and, immediately after such merger, consolidation, sale, lease or conveyance, such person or such successor corporation is not in default in the performance of the covenants and conditions in the indenture. The meaning of the term "all or substantially all of the assets" has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at the time.

     Except as may be provided otherwise in an accompanying prospectus supplement, the indenture will provide that, except for a sale of our assets substantially as an entirety as provided above, and other than assets we are required to sell to conform with governmental regulations, we may not sell or otherwise dispose of any assets (other than short-term, readily marketable investments purchased for cash management purposes with funds not representing the proceeds of other asset sales) if on a pro forma basis, the aggregate net book value of all such sales during the most recent 12-month period would exceed 10% of our Consolidated Net Tangible Assets computed as of the end of the most recent quarter preceding such sale; provided, however, that any such sales shall be disregarded for purposes of this 10% limitation if the proceeds are invested in assets in similar or related lines of our business and, provided further, that we may sell or otherwise dispose of assets in excess of such 10% if we retain the proceeds from such sales or dispositions, which are not reinvested as provided above, as cash or cash equivalents or we use the proceeds to purchase and retire the debt securities.

     REPORTING OBLIGATIONS

     Except as may be provided otherwise in an accompanying prospectus supplement, the indenture will provide that we will furnish or cause to be furnished to holders of debt securities copies of our annual reports and of the information, documents and other reports that we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after we file them with the Securities and Exchange Commission.

EVENTS OF DEFAULT

     Except as may be described in an accompanying prospectus supplement, an "Event of Default" with respect to a series of debt securities will be defined under the indenture as being:

          (a) our failure to pay any interest on any debt security of such series when due, which failure continues for 30 days;

          (b) our failure to pay all or any part of the principal or purchase price in connection with a Change of Control when due on any debt securities of such series;

          (c) our failure to perform any other covenant relative to the debt securities of such series or the indenture for a period of 30 days after the trustee gives us written notice or we receive written notice by the holders of at least 25% in aggregate principal amount of the debt securities of such series;

          (d) an event of default occurring under any of our instruments under which there may be issued, or by which there may be secured or evidenced, any indebtedness for money borrowed that has resulted in the acceleration of such indebtedness, or any default occurring in payment of any such indebtedness at final maturity (and after the expiration of any applicable grace periods), other than (i) indebtedness which is payable solely out of the property or assets of a partnership, joint venture or similar entity of which we or any of our subsidiaries or affiliates is a participant, or which is secured by a lien on the property or assets owned or held by such entity, without further recourse to us or (ii) indebtedness not exceeding $50,000,000; and

          (e) certain events of bankruptcy, insolvency or reorganization in respect of us.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of a series, or such other amount as may be specified in the applicable prospectus supplement, may then declare the principal of all debt securities of such series and interest accrued thereon to be due and payable immediately.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will contain a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities before proceeding to exercise

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

any right or power under the indenture at the request of such holders. Subject to such provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of a majority in principal amount of the debt securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that no holder of debt securities of a series may institute any action against us under the indenture (except actions for payment of overdue principal or interest) unless:

     - such holder previously has given the trustee written notice of the default and continuance thereof;

     - the holders of not less than 25% in principal amount of the debt securities of such holder's series have requested the trustee to institute such action and offered the trustee reasonable indemnity;

     - the trustee has not instituted such action within 30 days of the request; and

     - the trustee has not received direction inconsistent with such written request from the holders of a majority in principal amount of the debt securities of such series.

DEFEASANCE AND COVENANT DEFEASANCE

     DEFEASANCE

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that we will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities, on the 123rd day after the deposit referred to below has been made, and the provisions of the indenture will cease to be applicable with respect to the debt securities (except for, among other matters, certain obligations to register the transfer of or exchange of the debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold funds for payment in trust) if (A) we have deposited with the trustee, in trust, money and/or U.S. Government Obligations (as defined in the indenture) that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, at the time such payments are due in accordance with the terms of the indenture, (B) we have delivered to the trustee (i) an opinion of counsel to the effect that debt security holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of our option under the defeasance provisions of the indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the indenture and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the U.S. Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party or by which we are bound and (D) if at such time the debt securities are listed on a national securities exchange, we have delivered to the trustee an opinion of counsel to the effect that the debt securities will not be delisted as a result of such deposit and discharge.

     DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture for the debt securities will further provide that the provisions of the indenture will cease to be applicable with respect to (i) the covenants described under "Change of Control" and (ii) clause
(c) under "Events of Default" with respect to such covenants and clause (d) under "Events of Default" upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the debt securities, the satisfaction of the conditions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and our delivery to the trustee of an opinion of counsel to the effect that, among other things, the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT

     Except to the extent otherwise stated in an accompanying prospectus supplement, the indenture will provide that if we exercise our option to omit compliance with certain covenants and provisions of the indenture with respect to the debt securities as described in the immediately preceding paragraph and the debt securities are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of their stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of acceleration resulting from such Event of Default. In such event, we shall remain liable for such payments.

MODIFICATIONS TO THE INDENTURE

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will contain provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected by a proposed amendment or modification, to modify the indenture or the rights of the debt security holders of such series, except that no such modification may, without the consent of each debt security holder of such series, (i) extend the final maturity of any of the debt securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any debt security holder to institute suit for the payment thereof or make any change in the covenant regarding a Change of Control or (ii) reduce the percentage of debt securities, the consent of the holders of which is required for any such modification.

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that we and the trustee without the consent of any debt security holder may amend the indenture and the debt securities for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the trustee may determine is not inconsistent with the debt securities and will not adversely affect the interest of any debt security holder, including establishing the form or terms of a series of debt securities under the indenture.

BOOK-ENTRY, DELIVERY AND FORM

     Except as may otherwise be set forth in an accompanying prospectus supplement, the indenture will provide that the debt securities will initially be issued in the form of one or more registered notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the debt securities with, or on behalf of, The Depository Trust Company ("DTC"), as depositary, and registered in the name of Cede & Co., as DTC's nominee.

     DTC is a limited-purpose trust company created to hold securities for its participants (the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchase of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     We expect that pursuant to procedures established by DTC, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes and
(ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

     Investors in the Global Notes may hold their interests therein directly through DTC if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the debt securities, see "-- Exchange of Book-Entry Debt Securities for Certificated Debt Securities" below.

     Except as described below, owners of interests in the Global Notes will not have debt securities registered in their name, will not receive physical delivery of debt securities in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

     Payments in respect of the Global Notes registered in the name of DTC or its nominee will be payable by the trustee to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the trustee will treat the persons in whose names the debt securities, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all purposes whatsoever. Consequently, neither the trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC's current practice, upon receipt of any payment in respect of securities such as the debt securities, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the debt securities, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Except as may otherwise be set forth in an accompanying prospectus supplement, DTC will take any action permitted to be taken by a holder of the debt securities only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the Global Notes for debt securities in certificated form and to distribute such debt securities to its Participants.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we have not independently determined the accuracy thereof. We will not have any responsibility for the performance by DTC or its Participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK ENTRY DEBT SECURITIES FOR CERTIFICATED DEBT SECURITIES

     Except as may otherwise be set forth in an accompanying prospectus supplement, a Global Note is exchangeable for debt securities in registered certificated form if (i) DTC notifies us that it is unwilling or unable to continue as clearing agency for the Global Note or has ceased to be a clearing agency registered under the Exchange Act and we thereupon fail to appoint a successor clearing agency within 90 days, (ii) we in our sole discretion elect to cause the issuance of definitive certificated debt securities or (iii) there has occurred and is continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the indenture. In addition, beneficial interests in a Global Note may be exchanged for certificated debt securities upon request but only upon at least 20 days, prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases certificated debt securities delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof, requested by or on behalf of the clearing agency (in accordance with its customary procedures).

CONCERNING THE TRUSTEE

     Unless stated in the applicable prospectus supplement, (i) the trustee may also be the trustee under any other indenture for debt securities and (ii) any trustee or its affiliates may lend money to us, including under our principal credit facility, and may from time to time have lender or other business arrangements with us. The indenture will contain certain limitations on the rights of the trustee, should it or its affiliates then be our creditors, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions; however, if they acquire any conflicting interest, the conflict must be eliminated or the trustee must resign.

GOVERNING LAW

     Unless otherwise specified in an accompanying prospectus supplement, the indenture and the debt securities will be governed by New York law.

                              DESCRIPTION OF STOCK

     We may issue, from time to time, shares of one or more series or classes of our common or preferred stock. The following summary description sets forth some of the general terms and provisions of the stock. We will describe the specific terms of any series of stock that we issue as part of this offering in an applicable prospectus supplement. To the extent the description contained in the prospectus supplement differs from this summary description, you should rely on the information in the prospectus supplement. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the stock, you should refer to the provisions of our certificate of incorporation, bylaws and the applicable prospectus supplement before you purchase these securities.

GENERAL

     Under our certificate of incorporation, we are authorized to issue 550,000,000 shares of common stock, 250,000,000 shares of class A common stock and 200,000,000 shares of preferred stock. As of April 26, 2001, 50,897,097 shares of common stock were issued and outstanding, 147,604,500 shares of class A common stock, all of which are owned by Xcel Energy, were issued and outstanding, and no shares of preferred stock were issued and outstanding. No other classes of capital stock are authorized under our certificate of incorporation. The issued and outstanding shares of common stock and class A common stock are duly authorized, validly issued, fully paid and non-assessable.

COMMON STOCK

     COMPARISON OF COMMON STOCK AND CLASS A COMMON STOCK

     The following table compares our common stock and class A common stock:

                                         COMMON SHARES                CLASS A COMMON SHARES
                                         -------------                ---------------------
Public Market                    The common stock is listed on    None.
                                 the New York Stock Exchange.
Voting Rights                    One vote per share on all        Ten votes per share on all
                                 matters voted upon by our        matters voted upon by our
                                 stockholders.                    stockholders.
Transfer Restrictions            None.                            None, but will convert to
                                                                  common stock on a share-for-
                                                                  share basis upon certain
                                                                  transfers as described below.
Conversion                       Not convertible.                 Convertible at any time, in
                                                                  whole or in part, into shares
                                                                  of common stock on a
                                                                  share-for-share basis.
                                                                  Automatically converts into
                                                                  common stock on a share-for-
                                                                  share basis upon any transfer
                                                                  to a non-affiliate of Xcel
                                                                  Energy (including by way of
                                                                  merger, consolidation or
                                                                  reorganization) or if Xcel
                                                                  Energy or its affiliates own
                                                                  less than 30% of the
                                                                  outstanding shares of class A
                                                                  common stock and common stock
                                                                  on a combined basis.
Reissuance                       Additional shares may be         No additional shares may be
                                 issued and redeemed shares       issued, and shares redeemed
                                 may be reissued.                 or repurchased will be
                                                                  canceled and may not be
                                                                  reissued.

     Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. There will be a prospectus supplement relating to any offering of common stock offered by this prospectus.

     If we in any manner split, subdivide or combine the outstanding shares of common stock or class A common stock, the outstanding shares of the other class of common stock will be proportionally subdivided or combined in the same manner and on the same basis. In all other respects, whether as to dividends, upon liquidation, dissolution or winding up, or otherwise, the holders of record of common stock and the holders of record of class A common stock have identical rights and privileges on the basis of the number of shares held.

     OTHER PROVISIONS RELATING TO COMMON STOCK

     Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder's notice must be delivered or mailed and received at our principal executive offices not less than 120 days in advance of the anniversary date of our proxy statement in connection with our previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. So long as Xcel Energy or its successors by way of merger or consolidation own at least 50% of the outstanding shares of common stock and class A common stock on a combined basis, it will be exempt from these provisions.

     Holders of our common stock may not call a special meeting of stockholders; only our board of directors may call such a meeting.

     We are not be subject to the business combination provisions of Section 203 of the Delaware General Corporation Law, but our certificate of incorporation contains provisions substantially similar to Section 203. In general, these provisions prohibit us from engaging in various business combination transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder unless one of the following three sets of conditions are satisfied:

     - the business combination transaction is approved by a majority of the members of our board of directors who either are unaffiliated with the interested stockholder and were members prior to the date the interested stockholder obtained this status or were nominated and elected by a majority of such unaffiliated members,

     - several conditions are met including that the aggregate amount of cash and the fair market value as of the date of the consummation of the transaction of non-cash consideration to be received per share by a holder of our capital stock is at least equal to the highest of

        -- the highest per share price paid by the interested stockholder within the previous two years or in the transaction in which the interested stockholder obtained this status;

        -- the fair market value per share of the relevant class of capital stock on the date the transaction was announced; and

        -- the fair market value per share of the relevant class of capital stock on the date the interested stockholder obtained this status; and

     a proxy or information statement describing the proposed business combination has been mailed to our stockholders at least 30 days prior to the consummation of such business combination; or

     - the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 80% of our outstanding shares entitled to vote for the election of directors.

     Under our certificate of incorporation, a business combination is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns or, within two years, did own, 10% or more of our common stock. Xcel Energy and its affiliates is exempt from these provisions.

     Under our certificate of incorporation, our certificate of incorporation may only be amended:

     - prior to the first date that Xcel Energy, together with its respective affiliates, ceases to beneficially own at least 30% of the outstanding shares of common stock and class A common stock on a combined basis, by the affirmative vote of the holders of a majority of the outstanding shares of common stock and class A common stock on a combined basis; or

     - after the first date that Xcel Energy, together with its respective affiliates, ceases to beneficially own at least 30% of the outstanding shares of common stock and class A common stock on a combined basis (at which point the class A common shares will automatically convert into an equal number of common stock shares), by the affirmative vote of the holders of at least 80% of the outstanding shares of common stock.

     Under our certificate of incorporation and bylaws, our bylaws may only be amended:

     - at any time by the affirmative vote of directors constituting not less than a majority of the entire board of directors;

     - prior to the first date that Xcel Energy, together with its affiliates, ceases to beneficially own at least 50% of the outstanding shares of the outstanding shares of common stock and class A common stock on a combined basis, by the affirmative vote of the holders of a majority of the outstanding shares of common stock and class A common stock on a combined basis; or

     - after that date, by the affirmative vote of the holders of a least 80% of the outstanding shares of common stock and class A common stock on a combined basis.

PREFERRED STOCK

     We can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

     Our board is authorized to determine for each series of preferred stock, and the applicable prospectus supplement will set forth with respect to any such series:

     - the designation of such shares and the number of shares that constitute such series;

     - the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

     - the dividend periods (or the method of calculating the dividend period);

     - the voting rights of the shares, if any;

     - the liquidation preference and the priority as to payment of such liquidation preference with respect to the classes or series of preferred stock and any other rights of the shares of such series if we liquidate or wind-up our affairs;

     - whether or not and on what terms we can redeem or repurchase the shares from you;

     - whether and on what terms you may convert or exchange the shares for other debt or equity securities; and

     - any other material terms.

     The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, the certificate of incorporation or the applicable certificate of designation or as otherwise required by law.

     Except as set forth in the applicable prospectus supplement, no series of preferred stock will be convertible into, or exchangeable for, other securities or property and no series of preferred stock will be redeemable or receive the benefit of a sinking fund. If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the prospectus supplement plus any accrued and unpaid dividends. Holders of preferred stock will be entitled to receive these amounts before any distribution is made to the holders of common stock or class A common stock, but only after the liquidation preference has been fully paid on any shares of senior ranking preferred stock, if any. Neither the par value nor the liquidation preference is indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

     We will designate the transfer agent for each series of preferred stock in the applicable prospectus supplement.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with our debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the Securities and Exchange Commission in connection with the offering of warrants.

DEBT WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue debt securities will describe the terms of those warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the debt securities purchasable upon exercise of the warrants;

     - if applicable, the designation and terms of the debt securities that the warrants are issued with and the number of warrants issued with each debt security;

     - if applicable, the date from and after which the warrants and any debt securities issued with them will be separately transferable;

     - the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

     - the dates on which the right to exercise the warrants will commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

     - information relating to book-entry procedures, if any;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - anti-dilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

STOCK WARRANTS

     The prospectus supplement relating to a particular issue of warrants to issue common stock or preferred stock will describe the terms of the warrants, including the following:

     - the title of the warrants;

     - the offering price for the warrants, if any;

     - the aggregate number of the warrants;

     - the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

     - if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

     - if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

     - the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

     - the dates on which the right to exercise the warrants commence and expire;

     - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

     - the currency or currency units in which the offering price, if any, and the exercise price are payable;

     - if applicable, a discussion of material United States federal income tax considerations;

     - antidilution provisions of the warrants, if any;

     - redemption or call provisions, if any, applicable to the warrants;

     - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

     - any other information we think is important about the warrants.

                        DESCRIPTION OF DEPOSITARY SHARES

     The following description of the depositary shares we may offer, together with the additional information included in any prospectus supplements, describes the material terms and provisions of this type of security but is not complete. For a more complete description of the terms of the depositary shares, please refer to the Deposit Agreement relating to the depositary shares and the depositary receipt relating to the preferred stock that is attached to the Deposit Agreement. We will file these documents with the Securities and Exchange Commission in connection with an offering of depositary shares.

     We will describe in a prospectus supplement the specific terms of any depositary shares we may offer pursuant to this prospectus. If indicated in a prospectus supplement, the terms of such depositary shares may differ from the terms described below.

GENERAL

     If we elect to offer fractional interests in shares of preferred stock, we will provide for the issuance of receipts for depositary shares to any holder of such fractional interests. Each depositary share will represent fractional interests of preferred stock. We will deposit the shares of preferred stock underlying the depositary shares under a Deposit Agreement between us and a bank or trust company selected by us. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $50,000,000. The depositary receipts will evidence the depositary shares issued under the Deposit Agreement.

     The Deposit Agreement will contain terms applicable to the holders of depositary shares in addition to the terms stated in the depositary receipts. Each owner of depositary shares will be entitled to all the rights and preferences of the preferred stock underlying the depositary shares in proportion to the applicable fractional interest in the underlying shares of preferred stock. The depositary will issue the depositary receipts to individuals purchasing the fractional interests in shares of the related preferred stock according to the terms of the offering described in a prospectus supplement.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions received for the preferred stock to the entitled record holders of depositary shares in proportion to the number of depositary shares that the holder owns on the relevant record date (provided, however, that if we or the depositary is required by law to withhold an amount on account of taxes, then the amount distributed to the holders of depositary shares shall be reduced accordingly). The depositary will distribute only an amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. The depositary will add the undistributed balance to and treat it as part of the next sum received by the depositary for distribution to holders of depositary shares.

     If there is a non-cash distribution, the depositary will distribute property received by it to the entitled record holders of depositary shares, in proportion, insofar as possible, to the number of depositary shares owned by the holders, unless the depositary determines, after consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell such property and distribute the net proceeds from the sale to the holders. The Deposit Agreement also will contain provisions relating to how any subscription or similar rights that we may offer to holders of the preferred stock will be available to the holders of the depositary shares.

CONVERSION, EXCHANGE AND REDEMPTION

     If any series of preferred stock underlying the depositary shares may be converted or exchanged, each record holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares represented by the depositary receipts.

     Whenever we redeem or convert shares of preferred stock held by the depositary, the depositary will redeem or convert, at the same time, the number of depositary shares representing the preferred stock to be redeemed or converted. The depositary will redeem the depositary shares from the proceeds it receives from the corresponding redemption of the applicable series of preferred stock. The depositary will mail notice of redemption or conversion to the record holders of the depositary shares which are to be redeemed between 30 and 60 days before the date fixed for redemption or conversion. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share on the applicable series of preferred stock. If less than all the depositary shares are to be redeemed, the depositary will select which shares are to be redeemed by lot on a pro rata basis or by any other equitable method as the depositary may decide.

     After the redemption or conversion date, the depositary shares called for redemption or conversion will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption or conversion.

VOTING

     When the depositary receives notice of a meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the particulars of the meeting to the record holders of the depositary shares. Each record holder of depositary shares on the record date may instruct the depositary on how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions. We will agree to take all reasonable action requested by the depositary to enable it to vote as instructed.

AMENDMENTS

     We and the depositary may agree at any time to amend the Deposit Agreement and the depositary receipt evidencing the depositary shares. Any amendment that
(a) imposes or increases certain fees, taxes or other charges payable by the holders of the depositary shares as described in the Deposit Agreement or that
(b) otherwise materially adversely affects any substantial existing rights of holders of depositary shares, will not take effect until such amendment is approved by the holders of at least a majority of the depositary shares then outstanding. Any holder of depositary shares that continues to hold its shares after such amendment has become effective will be deemed to have agreed to the amendment.

TERMINATION

     We may direct the depositary to terminate the Deposit Agreement by mailing a notice of termination to holders of depositary shares at least 30 days prior to termination. The depositary may terminate the Deposit Agreement if 90 days have elapsed after the depositary delivered written notice of its election to resign and a successor depositary is not appointed. In addition, the Deposit Agreement will automatically terminate if:

     - the depositary has redeemed all related outstanding depositary shares;

     - all outstanding shares of preferred stock have been converted into or exchanged for common stock; or

     - we have liquidated, terminated or wound up our business and the depositary has distributed the preferred stock of the relevant series to the holders of the related depositary shares.

PAYMENT OF FEES AND EXPENSES

     We will pay all fees, charges and expenses of the depositary, including the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay taxes and governmental charges and any other charges as are stated in the Deposit Agreement for their accounts.

RESIGNATION AND REMOVAL OF DEPOSITARY

     At any time, the depositary may resign by delivering notice to us, and we may remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

REPORTS AND OBLIGATIONS

     The depositary will forward to the holders of depositary shares all reports and communications from us that are delivered to the depositary and that we are required by law, the rules of an applicable securities exchange or our amended and restated certificate of incorporation to furnish to the holders of the preferred stock. Neither we nor the depositary will be liable if the depositary is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the Deposit Agreement. The Deposit Agreement limits our obligations to performance in good faith of the duties stated in the Deposit Agreement. The depositary assumes no obligation and will not be subject to liability under the Deposit Agreement except to perform such obligations as are set forth in the Deposit Agreement without negligence or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless the holders of depositary shares requesting us to do so furnish us with a satisfactory indemnity. In performing our obligations, we and the depositary may rely and act upon the advice of our counsel or accountants, on any information provided to us by a person presenting shares for deposit, any holder of a receipt, or any other document believed by us or the depositary to be genuine and to have been signed or presented by the proper party or parties.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock or preferred stock at a future date or dates, which we refer to herein as "stock purchase contracts." The price per share of common stock or preferred stock and the number of shares of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock or preferred stock under the stock purchase contracts, which we refer to herein as "stock purchase units." The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     We may offer, sell or exchange the securities described in this prospectus:

     - through agents,

     - through one or more underwriters,

     - through one or more dealers,

     - directly to one or more purchasers (through a specific bidding or auction process or otherwise),

     - through a combination of any such methods of sale, or

     - at a fixed exchange ratio in return for other of our securities.

     The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:

     - at a fixed price or prices, which may be changed,

     - at market prices prevailing at the time of sale,

     - at prices relating to such prevailing market prices, or

     - at negotiated prices.

     Offers to purchase or exchange the securities may be solicited by agents designated by us from time to time. Any such agent will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

     If an underwriter or underwriters are utilized in the sale of the securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities.

     If a dealer is utilized in the sale of the securities, we or an underwriter will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the applicable prospectus supplement relating thereto.

     Offers to purchase or exchange the securities may be solicited directly by us and sales or exchanges thereof may be made by us directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement relating thereto.

     We may enter into agreements with agents, underwriters and dealers under which we may agree to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. The terms and conditions of such indemnification or contribution will be described in the applicable supplement. Certain of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP will issue an opinion to us relating to the legality of the securities being offered by this prospectus. If legal matters in connection with offerings made by this prospectus are passed on by counsel for the underwriters of an offering of the securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                              $

                                NRG ENERGY, INC.

           $                             % SENIOR NOTES DUE
           $                             % SENIOR NOTES DUE

                                    NRG LOGO

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                             PROSPECTUS SUPPLEMENT

                                 JULY   , 2001

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                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN
                               ------------------

                                  Co-Managers

                             ABN AMRO INCORPORATED
                                BARCLAYS CAPITAL
                                 TD SECURITIES
                       TOKYO-MITSUBISHI INTERNATIONAL PLC
                          WILLIAMS CAPITAL GROUP, L.P.

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